SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2020

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Juscelino Kubitschek 1830 |03º andar| Conj. 32 Torre 2 - Cond. São Luiz
São Paulo, SP, 04543- 000
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

Financial Statements

Gafisa S.A.

December 31, 2019

and Independent Auditor’s on the Financial Statements

(A free translation of the original report in Portuguese as published in Brazil)

Gafisa S.A.

Financial Statements

December 31, 2019

Contents

Management Report	1
Independent auditor’s report on the Financial Statements	8
Audited financial statements
Statements of financial position	14
Statement of profit or loss	16
Statement of comprehensive income	17
Statement of changes in equity	18
Statement of cash flows	19
Statement of value added	20
Notes to the financial statements	21
Statement of the executive officers about the financial statements	85
Statement of the executive officers about the independent auditors’ report	86
Audit Committee’s meeting minutes	87
Board of Directors’ meeting minutes	88
4Q19 Earnings release	90

2019 MANAGEMENT REPORT

Dear Shareholders,

The year of 2019 has been remarkable in the history of Gafisa, has gone through an in-depth restructuring process, leading to a substantial improvement in our operational performance and financial results.

In terms of cash structuring, we have successful completed two capital increases with total funding of US$ 100 million, resulting in new institutional investors in the Company’s ownership structure.

We have engaged Bain Co., to support us with our Planning, and Falconi Consultores, to implement our working method and the goals to be attained in 2020.

We have decided to not launch any new venture while we do not fully control our operations and, most importantly, our finances.

Leverage, measured by the ratio of net debt to equity, dropped to 34%, down by 118.6 p.p. on the same period of the previous year.

As event after the reporting date, we have also received the approval from Banco do Brazil for renegotiating the debt we had with that institution, which will extend the maturity of short-term liability.

Fixed and variable costs have been reduced by more than R$ 50 million, and 18 ventures had their construction works resumed, two of which have already been delivered to our customers.

We have renegotiated important debts, financial ones and with suppliers, obtained many credit facilities in the market and significantly reduced the accounting provisions.

Moreover, we have resumed the process of relisting our stocks in the US market, to increase our access to new investors.

Our financial results had a significant improvement, considering that our net debt fell to R$ 325 million, a 57% drop in relation to 2018.

Cash and banks have changed from R$ 63 million in the 1Q2019 to R$ 414 million in the 4Q2019.

Our gross margin has substantially improved to approximately 30%, whereas in 2018 it stood at 12%.

Finally, we have reversed an adjusted net loss of (R$ 356 million) in 2018 to (R$ 14 million) in 2019. If we do not consider the divestment of the interest held in Alphaville Urbanismo S.A., the company recorded a profit of R$ 15 million.

Attaining this result is extremely relevant, as the company’s latest profit was recorded in the fourth quarter of 2015.

In December, we have signed a Letter of Intent for acquisition of UPCON, a renowned developer operating in São Paulo market.

With this operation, to be submitted for the approval of our shareholders in next April, we will strengthen Gafisa with both assets and experience and the complementary skills that we will have with their executive team.

We have projects that have already been approved, continue to prospect businesses and land, are capitalized with the important increase in capital made in 2019, and we count on a highly engaged team to launch new ventures in 2020.

Gafisa, relying on a traditional trademark, recognized as benchmark for the Brazilian market and with a business model that has been daily improved, is positioned to begin a new development and growth cycle, resuming its successful history and creating value to our shareholders.

We thank the support of our shareholders, who gave us a vote of absolute confidence in the company’s management, the loyalty of our customers, the partnership of our suppliers, and the contribution of our team of professionals, who, in a demonstration of full commitment to the company, has been of fundamental importance to rebuild the company and pave this new path.

Gafisa’s Management Committee & Executive Board

OPERATIONAL AND FINANCIAL PERFORMANCE

In line with its restructuring process, Gafisa has concentrated its efforts during the year to restructure itself internally. Two capital increases, totaling R$ 405 million, have been fundamental to adjust the Company’s capital structure.

Cash and Banks amounted to R$ 414 million in the 4Q2019, as compared to R$ 63 million in the 1Q2019, reflecting the strict discipline to use the inflow of operating cash to pay the Company’s commitments, preserving the funds obtained in the capital increase as a liquidity cushion and resource that enables us to resume our growth.

During 2019, we have equated a relevant portion of our financial liabilities, adjusting the flow to the monetization curve of the units and often reducing the debt cost.  We are in an advanced stage in the renegotiation of other transactions, following the rationale of extending terms and reducing costs.  This entire process and the commitment demonstrated by the new Management enabled the Company to reestablish good relationship with the financial markets while seeking new transactions, as well as with major players in the capital markets.  In the end of the 4Q2019, net debt has been reduced to R$316.3 million, as compared to R$752 million reported in the previous year.

The net debt-to-equity ratio in the end of the 4Q19 reached 35.3%, down by nearly 58% on the amount reported in the 4Q18 of R$ 752 million.

Chart 1 – Net Debt, Net Debt/Equity, Cash (in millions of reais - R$)

The Company’s decision to not launch new ventures over the year has directly affected sales performance.

Gross sales totaled R$ 292 million in 2019, a drop by 72% in relation to the same period of the previous year (R$ 1.04 billion). Sales over Supply (SoS) over the past 12 months reached 18.2%, a drop by 21.7 p.p. in relation to the same period of the previous year.

Meanwhile, with the renegotiation efforts that have been made with Gafisa’s customers, the contract cancellations reported for the year amounted to R$ 96.4 million, a drop by 57.7% year-on-year. We have noted that the trend downward in contract cancellation has consolidated throughout 2019. In addition, the trend upward in real estate prices in general, noted throughout 2019, combined with the consolidation of the Contract Cancellation Law, have, in our opinion, also contributed to decrease the incentives for customers to cancel contracts.

The market value of the Company’s inventory at the end of the fourth quarter of 2019 totaled R$ 881.7 million.

Deliveries totaled 363 units with a TSV of R$171.3 million, divided into 2 projects or phases in 2019. Moreover, in December 2019, the certificate of occupancy of a venture comprising 63 units and TSV of R$ 37 million has been obtained. In the end of 2019, Gafisa had 17 active construction sites.

Chart 2 - Delivered ventures

Project	Delivery date	Launch date	Venue	% Interest	Units 100%¹	TSV % R$000²
Like Aclimação	Feb-19	Mar-16	São Paulo, SP	100%	136	80,079
Choice Santo Amaro	May-19	Jun-16	São Paulo, SP	100%	227	91,317
Total 2019					363	171,396

¹ Number of units equivalent to 100% interest in ventures, net of barter transactions;

² TSV = Total Sales Value of units, net of brokerage and barter transactions.

The TSV passed on amounted to R$ 171 million for the year-to-date. The estimate for 2020 is a significant increase in the TSV passed on, once eight Gafisa ventures are expected to be delivered, with a TSV to be passed on that may exceed R$ 1 billion.

Net revenues totaled R$400.4 million in 2019, a drop by 58.3% in relation to the amount reported in the previous period.

Meanwhile gross profit amounted to R$117.7 million in 2019, above that of 2018 (R$ 115 million), even though revenue was lower. As a result, gross margin for 2019 stood at 29.4%, reflecting the more effective management of the new Management of the Company.

Chart 3 – Development of Margins (R$ 000)

	4Q19	3Q19	Q/Q(%)	4Q18[3]	Y/Y (%)	12M19	12M18[3]	Y/Y (%)
Net revenue	116,173	89,212	30.2%	192,917	(39.8%)	400,465	960,891	(58.3%)
Gross Profit	36,259	38,104	(4.8%)	(29,710)	(222.0%)	117,781	114,722	2.7%
Gross margin	31.21%	42.71%	-11.5 p.p.	(15.4%)	46.6 p.p.	29.41%	11.90%	17.5 p.p.
(-) Financial Costs	7,920	(7,147)	(210.8%)	(13,506)	(158.6%)	30,356	(112,904)	(126.9%)
Adjusted Gross Profit ¹	44,179	45,251	(2.4%)	46,942	(5.9%)	148,137	227,626	(34.9%)
Adjusted Gross Margin ¹	38.03%	50.72%	-12.7 p.p.	24.3%	13.7 p.p.	36.99%	23.7%	13.3 p.p.
(-) Inventory and Land Bank	(8,435)	-	-	63,145	(113.4%)	(8,435)	63,145	(113.4%)
Recurring Gross Profit ²	35,744	45,251	(21.0%)	46,942	(23.9%)	139,702	290,771	(52.0%)
Recurring Adjusted Gross Margin ²	30.77%	50.72%	-20 p.p.	24.3%	6.4 p.p.	34.88%	30.3%	4.6 p.p.

The adjusted gross margin was 37% in 2019, up 13.3 p.p. on the margin reported in 2018, and up 37.5 p.p. on that reported in 2017.

Recurring general and administrative expenses fell from R$74.4 million in 2018 to R$ 50.6 million in 2019, a saving of R$ 23.6 million, which represents 31.7%. This saving is a direct result of the plan for cutting expenses carried out over the year, with the adjustment of the structure to the new model of the Company.

The adjusted EBITDA reached R$214 million in the end of 2019, a 68.5% increase as compared to the amount reported  in the previous year (R$ 127 million).

We have obtained the reversal of the loss of approximately R$ 406 million. The net result for 2019 was negative by R$ 13.7 million, as compared to the net loss of R$419.5 million reported in the previous year. If we exclude the effect of the divestment of Alphaville Urbanismo S.A., we would have obtained a Net Income of R$ 15.1 million.

HUMAN RESOURCES

We have an experienced team is at the vanguard of the Brazilian real estate sector and other business types, which positively contributes to the continuous improvement in our processes, customer satisfaction and respect, as well as to attain favorable results to our Company.

In the last year we have made drastic changes in our leadership, which enabled us to form a heterogenous team with complementary competences and engaged to deliver results to our shareholders.

Also, occupational safety and accident are central themes for Gafisa. Therefore, we maintain a continuous program of risk identification, prevention and mitigation, which aims, besides preserving the physical integrity of our direct or indirect staff, to offer a basis for a healthier life. For us, investing in safety is a guarantee of wellness in and out of the work environment. We offer training programs to the team in the field (directly related to construction works), as well as to our collaborators of third-party companies, who provide services in our sites and some ventures.

The Company has 250 employees (base December 2019).

CORPORATE GOVERNANCE

Gafisa’s Board of Directors is responsible for making decisions and formulating general guidelines and policies for the Company’s business, including its long-term strategies. In addition, the Board also appoints executive officers and supervises their activities.

The decisions of the Board of Directors are taken by the majority vote of its members. In the event of a disagreement, the Chair of the Board of Directors has, in addition to her/his personal vote, to cast a tie-breaking vote.

The current Board is formed by seven members, most of whom are independent (57%). The members serve for a unified term of office of two years*, according to the Listing Rules of Novo Mercado, with reelection and removal being permitted by shareholders in Shareholders’ Meeting.

The members of Board of Directors are shown in the following table.

NAME	DATE OF BIRTH	POSITION	ELECTION DATE
Leo Julian Simpson	3.30.1956	CEO	April 15, 2019
Antonio Carlos Romanoski	2.12.1945	Effective Member	April 15, 2019
Eduardo Larangeira Jácome	10.15.1955	Effective Member	April 15, 2019
Nelson Sequeiros Rodriguez Tanure	11.21.1951	Effective Member	April 15, 2019
João Antonio Lopes Filho	8.12.1963	Effective Member	February 7, 2020
Thomas Cornelius Azevedo Reichenheim	12.4.1947	Effective Member	April 15, 2019
Denise dos Passos Ramos	1.30.1975	Effective Member	July 3, 2019

FISCAL COUNCIL

Gafisa’s Articles of Incorporation provide for a non-permanent Fiscal Council, the Shareholders’ Meeting being able to determine its installation and members, as provided in the Law. The Fiscal Council, when installed, will comprise three to five members, and an equal number of alternates.

The operations of the Fiscal Council, when installed, ends in the first Annual Shareholders’ Meeting (ASM) held after its installation, the re-election of its members being permitted. The compensation of fiscal council members is set at the Shareholders’ Meeting that elect them.

The Company’s Fiscal Council is not currently installed.

EXECUTIVE MANAGEMENT

The Executive Management is the Company’s body mainly responsible for managing and daily monitoring the general policies and guidelines established at the Shareholders’ Meeting and Board of Directors.

Gafisa’s Executive Management shall be composed of a minimum of two and a maximum of eight members, including the CEO, the CFO and the IR Officer, elected by the Board of Directors for a three-year term of office, reelection being permitted, as established in the Articles of Incorporation. In the current term of office, eight members comprise the Executive Management:

NAME	POSITION	DATE OF LAST INVESTITURE	TERM OF OFFICE
Ian Monteiro de Andrade	CFO and IR Officer	March 2, 2020	March 2, 2023
Saulo Nunes	Statutory Officer	May 17, 2019	May 16, 2022
Cauê Cardoso	Statutory Officer	January 28, 2020	January 28, 2023
Guilherme Luis Presenti e Silva	Statutory Officer	January 28, 2020	January 28, 2023
Luiz Fernando Ortiz	Statutory Officer	January 28, 2020	January 28, 2023
Guilherme Augusto Soares Benevides	COO	March 2, 2020	March 2, 2023
Fabio Freitas Romano	Statutory Officer	March 2, 2020	March 2, 2023
André Ackermann	Statutory Officer	March 2, 2020	March 2, 2023

COMMITTEES

CORPORATE GOVERNANCE AND COMPENSATION COMMITTEE

The Corporate Governance and Compensation Committee is aimed at periodically analyzing and reporting on matters related to the size, identification, selection, qualification and continuing education of the Board of Directors. It identifies qualified persons to become Board members, nominates to the Manager candidates to be proposed for election in the annual shareholders’ meeting, and to serve on the Board of Directors and leadership positions in the committee. The members are Eduardo Larangeira Jácome, Nelson Sequeiros Rodriguez Tanure, Thomas Cornelius Azevedo Reichenheim and Antônio Carlos Romanoski.

AUDIT COMMITTEE

The Audit Committee supervises the Company’s accounting and financial reporting, planning and analysis processes, including those of quarterly and financial reporting. It guides the involvement and disclosure of auditors throughout the auditing process, assuring the full compliance with legal requirements and accounting standards. Moreover, it is responsible for monitoring the internal control and internal auditing processes, and choosing the accounting policies. The members are Gilberto Braga, Pedro Carvalho de Mello and Thomas Cornelius Azevedo Reichenheim.

DIVIDENDS, SHAREHOLDER RIGHTS AND SHARE DATA

In order to protect the interest of all shareholders equally, the Company establishes that, according to the effective legislation and the best governance practices, the following rights are entitled to Gafisa’s shareholders:

✓  Vote in annual or extraordinary Shareholders' Meeting, and make recommendations and provide guidance to the Board of Directors on decision making;

✓  Receive dividends and participate in profit sharing or other share-related distributions, in proportion to their interest in capital;

✓  Supervise Gafisa's management, according to its Articles of Incorporation, and step down from the Company in the cases provided in the Brazilian Corporate Law; and

✓  Receive at least 100% of the price paid for common share of the controlling stake, according to the Listing Rules of Novo Mercado, in case of public offering of shares as a result of the disposal of the Company's control.

Under the terms of article 47, paragraph 2 (b) of Articles of Incorporation, the balance of net income for the year, calculated after the deductions provided in the Articles of Incorporation and adjusted according to article 202, of the Brazilian Corporate Law, will have 25% of it allocated to the payment of mandatory dividend to all shareholders of the Company.

Considering that the Company recognized loss for the year ended December 31, 2019, there is no proposal for allocation of net income and dividend distribution for such year.

CAPITAL MARKETS

The Company has diluted capital, its shares are traded in the Brazilian market and abroad through American Depositary Receipt (ADR). From December 17, 2018, Gafisa’s shares are no longer listed on the New York Stock Exchange (NYSE), and its ADRs started to be traded Over the Counter (OTC). The Company’s delisting process was approved in the meeting of the Board of Directors held on November 26, 2018. The rationale behind this decision is supported by the weighing of the costs against the benefits inherent in the ADR program.

Gafisa is currently going through the process for re-listing on the New York Stock Exchange (NYSE), aiming to increase the visibility of the Company and access to new markets.

In 2019, we reached an average daily trading volume of R$2.2 million on B3 and US$ 124.7 thousand on the NYSE/OTC.

The Company’s shares ended the year 2019 quoted at R$8.67 (GFSA3) and US$1.81 (GFASY).

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Company’s policy on commissioning non-external audit services to independent auditors is based on principles that preserve their autonomy. These internationally accepted principles consist of the following: (a) the auditor cannot audit its own work, (b) the auditor cannot function in the role of management in its client, and (c) the auditor cannot promote the interests of its client.

According to Article 2 of CVM Instruction 381/03, Gafisa informs that BKR Lopes Machado, responsible for general auditing, and BDO Auditores Independentes, responsible for SOx auditing, the independent registered accounting firms of the Company and its subsidiaries, did not provide services other than independent audit in 2019.

MANAGEMENT STATEMENT

The Executive Management declares, in compliance with article 25, paragraph 1, items V and VI, of CVM Instruction 480/2009, that it revised, discussed and agrees with the Financial Statements contained in this Report and the opinion issued in the report of Independent Registered Accountants on them.

INDEPENDENT AUDITOR’S REPORT ON INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS

To

Shareholders and Board members of

Gafisa S.A.

São Paulo, SP

Opinion

We have audited the accompanying individual and consolidated financial statements of Gafisa  S.A. (“Gafisa” or “Company”), identified as Company and Consolidated, respectively, which comprise the statement of financial position as of December 31, 2019, and the respective statement of profit or loss, statement of comprehensive income, statement of changes in equity, and statement of cash flows for the year then ended, as well as the corresponding explanatory notes, including the summary of significant accounting policies.

Opinion on the individual financial statements

In our opinion, the aforementioned individual financial statements present fairly, in all material respects, the financial position of Gafisa S.A. as of December 31, 2019, and the performance of its operations and cash flows for the year then ended, in accordance with the accounting practices adopted in Brazil, applicable to real estate development entities in Brazil, registered with the Brazilian Securities and Exchange Commission (CVM).

Opinion on the consolidated financial statements

In our opinion, the aforementioned individual financial statements present fairly, in all material respects, the consolidated financial position of Gafisa S.A. as of December 31, 2019, and its consolidated performance of its operations and cash flows for the year then ended, in accordance with the accounting practices adopted in Brazil and the International Financial Reporting Standards (IFRS), issued by the International Accounting Standards Board (IASB), applicable to real estate development entities in Brazil, registered with the Brazilian Securities and Exchange Commission (CVM).

Basis for opinion on the individual and consolidated financial statements

We conducted our audit in accordance with the Brazilian and International Standards on Auditing. Our responsibilities, according to such standards, are described in the following section, entitled “Auditor’s responsibility for the audit of individual and consolidated financial statements”. We are independent of the Company and its subsidiaries, according to the relevant ethical principles established in the Accountant’s Code of Professional Ethics and the professional standards issued by the Federal Accounting Council (CFC), and comply with other ethical responsibilities according to such standards. We believe that the audit evidence we have obtained is sufficient and appropriate to base our opinion.

Emphasis

Accounting practices adopted in Brazil applicable to real estate development entities in Brazil, registered with the CVM

As described in Note 2.1, the individual (Company) and consolidated financial statements have been prepared in accordance with the accounting practices adopted in Brazil and the International Financial Reporting Standards (IFRS), issued by the International Accounting Standards Board (IASB), applicable to real estate development entities in Brazil, registered with the CVM. Accordingly, the determination of the accounting policy to be adopted by the entity, on recognition of revenue from purchase and sale of real estate unit not yet completed, on aspects related to transfer of control, follows the understanding expressed by CVM in the Circular Letter/CVM/SNC/SEP 02/2018 on the application of NBC TG 47 (IFRS 15). Our opinion does not contain exception in relation to this matter.

Key audit matters

Key audit matters are those that, in our professional judgment, were of most significance in our audit of the current year. These matters were addressed in the context of our audit of the individual and consolidated financial statements as a whole, and in forming our opinion thereon, and, therefore, we do not provide a separate opinion on these matters.

Recognition of revenues

The Company recognizes real estate sales revenue during construction as established in the Circular Letter CVM/SNC/SEP 02/2018, as described in the Notes 2.1 and 2.2.2 to the individual and consolidated financial statements.  The recognition of the revenue of the Company and its subsidiaries requires the measurement of progress and satisfaction of performance obligation over time. This measurement requires significant and timely judgment by the Management of the Company and its subsidiaries of the estimate of inputs and expenditures necessary for satisfying the respective performance obligations, considering, for example, the costs to be incurred until the completion of construction works and measurement of the progress of the respective real estate ventures.

Consequently this matter was considered key for our audit because we consider the high risk of subjectivity in the evaluation of the estimates made by the Company’s Management, linked to the relevance and amounts involved in revenue recognition.

How our audit conducted this matter:

Our main audit procedures aimed at the appropriate recognition of the revenue from real estate sales during construction were the following: (i) Evaluation of the effectiveness of the internal controls directly related to the approval and revision of construction costs (incurred and to be incurred), used in the calculation of the percentage of completion of real estate ventures; (ii) On sampling basis, we have obtained budget maps – from the commencement of construction of the qualifiable asset until its latest version - and we compared them with the accounting records. We also compared, on sampling basis, the documents supporting the incurred costs, units sold, and amount of sales contracts used in revenue calculation; (iii) Recalculation of revenue recognized based on information extracted from the budgets approved by the engineer responsible for the venture; (iv) analytical reviews of the estimates of costs incurred and to be incurred; and (v) evaluation of the disclosures in the individual and consolidated financial statements.

Based on the findings of the followed audit procedures, we understand that: (i) the assumptions adopted by Management to estimate the costs to be incurred are acceptable in the context of the individual and consolidated financial statements; and (ii) the calculations made by Management concerning the percentage of completion correspond to the criteria established in the Circular Letter CVM/SNC/SEP 02/2018.

Provisions and contingent liabilities

According to Note 2.2.1 – item c and 16, the Company and its subsidiaries are parties to lawsuits of tax, civil and labor nature, for which Management estimates the involved amounts and records a provision in the individual and consolidated financial statements for the cases it considers that there will be a probable loss, as established in the accounting standard CPC 25 (IAS 17) - Provisions, Contingent Liabilities and Contingent Assets. Besides the lawsuits considered as probable loss, the Company is party to labor and civil lawsuits in progress, for which no provision is recorded, as losses are considered possible or remote by Management, based on the positions of its legal counsel. The risk evaluation and loss estimates are prepared by management based on available evidences and opinion of the Company’s legal counsel, involving high judgement level, given the complexity of themes. The progress of such lawsuits in the many applicable levels may result in change in the evaluation of risk of loss, and significantly impact the recognized provisions and the profit or loss of the Company and its subsidiaries.

Due to the volume of claims, the criteria established for timely identifying the need for recognizing a provision and the existence of significant judgments involved in the process of evaluation and measurement of provisions and disclosures of contingent liabilities, we considered it a key audit matter.

How our audit conducted this matter:

Our audit procedures included, but were not limited to, the following: (i) obtaining, reading and evaluating the mails of the legal counsel of the Company and its subsidiaries, (ii) matching the total contingent liabilities mentioned by the Company’s legal counsel that are expected to lead to a probable outflow of funds with the existing accounting provision in the individual and consolidated financial statements, (iii) inspecting the Management’s meeting minutes, and (iv) analyzing the disclosures made in the notes to the individual and consolidated financial statements.

During the auditing process, there was the need for adjustments that affected the measurement and disclosure of the provision for contingent liabilities.  These adjustments also reveal the need for review and improvement in internal controls.

Divestment of the associate Alphaville Urbanismo e Investimento in the Subsidiary SPE GDU Loteamentos Ltda.

As detailed in notes 1.3 and 9.1(i) to the financial statements, the Company entered with Alphaville Urbanismo S.A. (“Alphaville”), Private Equity AE Investimentos e Participações S.A. (“PEAE”) and PEAE’s affiliates into a Contract for Purchase and Sale, Redemption of Shares, Corporate Structuring and Other Covenants, disposing its 21.20% interest in the associate Alphaville Urbanismo. This transaction was recognized by using the acquisition method, which requires, among other procedures, that the Company determines at the effective control acquisition date, the fair value of the transferred consideration, the fair value of acquired assets and assumed liabilities, and the determination of goodwill or gain from bargain purchase. Such procedures usually involve a high judgement level and the need for developing fair value estimates based on calculations and assumptions related to the future performance of the acquired business and that are subject to a high level of uncertainty. In view of the related high judgement level and the impact that any change in assumptions may have on the financial statements, we consider it a key audit matter.

How our audit conducted this matter:

Our audit procedures included, but were not limited to, the following: (i) obtaining and reading the Purchase Price Allocation (PPA) performed by Specialized Company, and, with the support of our corporate finance experts, we analyzed the methodology used for measuring at fair value the assets acquired and the liabilities assumed in the transaction, and we evaluated the reasonableness of the assumptions used in the cash flow projection and the calculations made by comparing, when available, with market information, as well as evaluated the main assumptions used and the impacts of possible changes in such assumptions on the determined fair values and their materiality in relation to the financial statements taken as a whole, (ii) inspecting the Management’s meeting minutes and disclosure of Material Facts of the transaction, (iii) accounting mapping and understanding of the records made for divestment and investment, and (iv) analyzing the disclosures made in the notes to the individual and consolidated financial statements.

Based on the findings of the performed audit procedures, we understand that the criteria, assumptions and accounting records used by Management were appropriate, and the disclosures are consistent with the obtained data and information.

Other matters

Statement of value added

The individual and consolidated statements of value added (DVA) for the year ended December 31, 2019, prepared under the responsibility of the Company’s Management, and presented as supplementary information for IFRS purposes, were submitted to the audit procedures performed together with the audit of the financial statements of the Company. To form our opinion, we evaluated whether these statements are reconciled with the financial statements and accounting records, as applicable, and whether their formats and contents follow the criteria established in the NTC TG 09 – Statement of Value Added. In our opinion, the accompanying statements of value added were fairly prepared, in all material respects, according to the criteria established in such Standard and are consistent with the individual and consolidated financial statements taken as a whole.

Audit of the amounts related to the comparative individual and consolidated financial statements for the year ended December 31, 2018

The corresponding individual and consolidated financial statements for the year ended December 31, 2018 were previously audited by other independent auditors, who issued a report dated March 28, 2019 without exception, and containing emphasis related to the accounting practices adopted in Brazil applicable to the real estate development entities in Brazil, registered with the CVM.

Other information that accompany the individual and consolidated financial statements and the auditor’s report

The Company’s Management is responsible for such other information, which comprise the Management Report.

Our opinion on the individual and consolidated financial statements does not include the Management Report, and we do not express any type of audit conclusion on such report.

In connection with the audit of the individual and consolidated financial statements, our responsibility is to read the Management Report, and, in doing so, consider whether such report is, in material respects, inconsistent with the financial statements or with the knowledge we obtained in the audit or otherwise appears to be materially misstated If, based on the work we have performed, we conclude that there is material misstatement in the Management Report, we are required to report such fact. We have nothing to report in this regard.

Management’s and governance responsibility for the individual and consolidated financial statements

The Company’s Management is responsible for the preparation and fair presentation of the individual and consolidated financial statements in accordance with the accounting practices adopted in Brazil and the International Financial Reporting Standards (IFRS), applicable to real estate development entities in Brazil, registered with the CVM, and for the internal controls that it deemed necessary to enable the preparation of financial statements free from material misstatement, whether due to fraud or error.

In the preparation of the individual and consolidated financial statements, Management is responsible for assessing the Company’s ability to continue as going concern, disclosing, when applicable, the matters related to its going concern, and the use of this accounting basis in the preparation of the financial statements, unless Management intends to liquidate the Company, or cease its operations, or do not have any realistic alternative to avoid the discontinuance of operations.

Those charged with governance of the Company and its subsidiaries are those with responsibility for supervising the process of preparation of the financial statements.

Independent auditor’s responsibilities for the audit of financial statements

Our objectives are to obtain reasonable assurance about whether the individual and consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report including our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Brazilian and International Standards on Auditing will always detect any existing material misstatements. Misstatements can arise from fraud or error and are considered material if, individually or in aggregate, they could be reasonably expected to influence the economic decisions of users taken on the basis of such financial statements.

As part of the audit in accordance with Brazilian and International Standards on Auditing, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•       Identify and assess risks of material misstatements of the individual and consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide basis for our opinion. The risk of not detecting material misstatement resulting from fraud is higher than for one resulting from error, once fraud may involve collusion, forgery, intentional omissions, misrepresentations and the override of internal control.

•       Obtain understanding of internal controls relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the internal controls of the Company and its subsidiaries.

•       Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

•       Conclusion on the appropriateness of management’s use of the going concern basis of accounting, and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubts on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, then we are required to draw attention in our auditor’s report to the related disclosures in the individual and consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidences obtained up to the date of our auditor’s report. However, future events or conditions may cause the Company to cease to continue as a going concern.

•       Evaluate the overall presentation, structure and content of the financial statements, including the disclosures, and whether the individual and consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

•       Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the group to express an opinion on the individual and consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit, and, consequently, the audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in the internal control that we identify during our audit.

We also provide to those charged with governance with a statement that we have complied with relevant ethical requirements, including the applicable independence requirements, and communicate with them all relationships and other matters that may reasonably be thought to bear on our independence and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those that were of most significance in the audit of the financial statements of the current year and are therefore the key audit matters. We describe these matters in our auditor’s report, unless the law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

Rio de Janeiro, March 26, 2020.

Mário Vieira Lopes
Accountant - CRC- RJ 060.611/O-0

Gafisa S.A.

Statement of financial position - Assets

Years ended December 31, 2019 and 2018

(In thousands of Brazilian Reais)

		Company		Consolidated
	Notes	2019	2018	2019	2018

Current assets
Cash and cash equivalents	4.1	810	29,180	12,435	32,304
Short-term investments	4.2	401,243	102,827	401,895	104,856
Trade accounts receivable	5	361,649	391,557	445,303	467,992
Properties for sale	6	490,419	705,123	786,660	890,460
Receivables from related parties	21.1	23,388	26,619	77,606	64,660
Prepaid expenses	-	1,227	2,183	1,860	2,668
Non-current assets held for sale	8.1	3,709	74,842	7,014	78,148
Other assets	7	52,455	35,396	67,395	42,283
Total current assets		1,334,900	1,367,727	1,800,168	1,683,371

Non-current assets
Trade accounts receivable	5	98,368	155,421	112,135	174,017
Properties for sale	6	230,049	139,804	279,207	198,941
Receivables from related parties	21.1	33,416	28,409	33,416	28,409
Other assets	7	107,435	92,607	166,916	95,194
		469,268	416,241	591,674	496,561

Investments in ownership interests	9	681,645	1,407,516	138,802	314,505
Property and equipment	10	12,147	17,284	14,159	20,073
Intangible assets	11	6,552	10,999	7,084	11,770
		700,344	1,435,799	160,045	346,348

Total non-current assets		1,169,612	1,852,040	751,719	842,909

Total assets		2,504,512	3,219,767	2,551,887	2,526,280

The accompanying notes are an integral part of these financial statements.

Gafisa S.A.

Statement of financial position - Liabilities

Years ended December 31, 2019 and 2018

(In thousands of Brazilian Reais)

		Company		Consolidated
	Notes	2019	2018	2019	2018

Current liabilities
Loans and financing	12	383,647	252,919	426,124	285,612
Debentures	13	158,179	62,783	158,179	62,783
Payable for purchase of properties and advances from customers	17	89,825	82,264	129,353	113,355
Payables for goods and service suppliers	-	79,106	116,948	95,450	119,847
Taxes and contributions	-	58,556	45,667	69,868	57,276
Salaries, payroll charges and profit sharing	-	11,963	6,128	12,291	6,780
Provision for legal claims and commitments	16	139,623	138,201	140,735	138,201
Obligations assumed on the assignment of receivables	14	14,755	18,554	20,526	25,046
Payables to related parties	21.1	191,364	939,603	64,384	56,164
Other payables	15	110,189	156,498	135,492	173,951
Total current liabilities		1,237,207	1,819,565	1,252,402	1,039,015

Non-current liabilities
Loans and financing	12	107,029	307,680	107,029	338,135
Debentures	13	39,346	202,883	39,346	202,883
Payable for purchase of properties and advances from customers	17	68,515	151,835	93,075	196,076
Deferred income tax and social contributions	19	12,114	49,372	12,114	49,372
Provision for legal claims and commitments	16	123,858	152,863	123,878	155,608
Obligations assumed on the assignment of receivables	14	16,463	26,090	19,835	32,140
Other payables	15	6,272	18,162	9,065	19,860
Total non-current liabilities		373,597	908,885	404,342	994,074

Equity
Capital	18.1	2,926,280	2,521,319	2,926,280	2,521,319
Treasury shares	18.1	(43,517)	(58,950)	(43,517)	(58,950)
Capital reserves and reserve for granting stock options	-	337,611	337,351	337,611	337,351
Accumulated losses	18.2	(2,326,666)	(2,308,403)	(2,326,666)	(2,308,403)
		893,708	491,317	893,708	491,317
Non-controlling interests		-	-	1,435	1,874
Total equity		893,708	491,317	895,143	493,191
Total liabilities and equity		2,504,512	3,219,767	2,551,887	2,526,280

The accompanying notes are an integral part of these financial statements.

Gafisa S.A.

Statement of profit or loss

Years ended December 31, 2019 and 2018

(In thousands of Brazilian Reais, except if stated otherwise)

		Company		Consolidated
	Notes	2019	2018	2019	2018

Continuing operations
Net operating revenue	22	360,589	832,328	400,465	960,891

Operating costs
Real estate development and sales of properties	23	(238,714)	(713,836)	(282,684)	(846,169)

Gross profit		121,875	118,492	117,781	114,722

Operating (expenses) income
Selling expenses	23	(12,020)	(73,233)	(14,889)	(84,431)
General and administrative expenses	23	(46,954)	(41,947)	(54,133)	(57,089)
Income from equity method investments	9	46,863	(50,929)	(5,003)	(15,483)
Depreciation and amortization	10 and 11	(12,859)	(19,931)	(14,181)	(21,290)
Derecognition of goodwill from remeasurement of investment	9.iii	(161,100)	(112,800)	(161,100)	(112,800)
Other income (expenses), net	23	79,483	(181,010)	141,771	(186,135)

Profit (loss) before finance income and expenses and income tax and social contribution		15,288	(361,358)	10,246	(362,506)

Finance expenses	24	(82,920)	(101,562)	(76,830)	(100,074)
Finance income	24	16,631	18,294	17,206	19,553

Loss before income tax and social contribution		(51,001)	(444,626)	(49,378)	(443,027)

Current income tax and social contribution		-	-	(1,984)	(3,349)
Deferred income tax and social contribution		37,259	25,100	37,259	25,100

Total Income tax and social contribution	19.i	37,259	25,100	35,275	21,751

Net income (loss) from continuing operations		(13,742)	(419,526)	(14,103)	(421,276)

Net income (loss) from discontinued operations		-	-	-	-

Loss for the year		(13,742)	(419,526)	(14,103)	(421,276)

(-)Attributable to:
Noncontrolling interests		-	-	(361)	(1,750)
Owners of the parent		(13,742)	(419,526)	(13,742)	(419,526)

Weighted average number of shares (in thousands)	27	68,584	41,147

Basic loss per thousand shares - In Reais	27	(0.200)	(10.196)
From continuing operations		(0.200)	(10.196)

Diluted loss per thousand shares - In Reais	27	(0.200)	(10.196)
From continuing operations		(0.200)	(10.196)

The accompanying notes are an integral part of these financial statements.

Gafisa S.A.

Statement of comprehensive income (loss)

Years ended December 31, 2019 and 2018

(In thousands of Brazilian Reais, except if stated otherwise)

	Company		Consolidated
	2019	2018	2019	2018

Loss for the year	(13,742)	(419,526)	(14,103)	(421,276)

Total comprehensive income for the year, net of taxes	(13,742)	(419,526)	(14,103)	(421,276)

Attributable to:
Owners of the parent	(13,742)	(419,526)	(13,742)	(419,526)
Non-controlling interests	-	-	(361)	(1,750)

The accompanying notes are an integral part of these financial statements.

Gafisa S.A.

Statement of changes in equity

Years ended December 31, 2019 and 2018

(In thousands of Brazilian Reais)

		Attributed to Owners of the Parent
	Notes	Capital	Treasury shares	Reserve for capital and granting shares	Accumulated losses	Total Company	Noncontrolling interests	Total Consolidated
Balances as of December 31, 2017		2,521,152	(29,089)	85,448	(1,866,289)	711,222	3,847	715,069

Capital increase	18.1	167	-	250,599	-	250,766	-	250,766
Stock option plan	18.3	-	-	1,304	-	1,304	-	1,304
Treasury shares sold	18.1	-	2,351	-	(1,525)	826	-	826
Share repurchase program	18.1	-	(32,212)		(21,063)	(53,275)	-	(53,275)
Recognition of reserves	-	-	-	-	-	-	(223)	(223)
Loss for the year	-	-	-	-	(419,526)	(419,526)	(1,750)	(421,276)

Balances as of December 31, 2018		2,521,319	(58,950)	337,351	(2,308,403)	491,317	1,874	493,191

Capital increase	18.1	404,961	-	(157)	-	404,804	-	404,804
Stock option plan	18.3	-	-	417		417	-	417
Treasury shares sold	18.1	-	141	-	7	148	-	148
Treasury shares cancelled	18.1	-	5,747	-	(5,747)	-	-	-
Treasury shares reissued	18.1	-	(20,671)	-	20,671	-	-	-
Share repurchase program	18.1	-	30,216	-	(19,452)	10,764	-	10,764
Recognition of reserves	-	-	-	-	-	-	(78)	(78)
Loss for the year	-	-	-	-	(13,742)	(13,742)	(361)	(14,103)

Balances as of December 31, 2019		2,926,280	43,517	337,611	(2,326,666)	893,708	1,435	895,143

The accompanying notes are an integral part of these financial statements.

Gafisa S.A.

Cash flow statement

Years ended December 31, 2019 and 2018

(In thousands of Brazilian Reais)

	Company		Consolidated
	2019	2018	2019	2018
Operating activities
Profit (loss) before income tax and social contribution	(51,001)	(444,626)	(49,378)	(443,027)
Expenses/(income) not affecting cash and cash equivalents:
Depreciation and amortization (Notes 10 and 11)	12,859	19,931	14,181	21,290
Stock option plan expense (Note 18.3)	(2,366)	1,927	(2,366)	1,927
Unrealized interests and charges, net	3,068	4,703	5,448	11,156
Warranty provision (Note 15)	(7,521)	(4,130)	(7,521)	(4,130)
Provision for legal claims and commitments (Note 16)	9,990	172,103	8,300	172,432
Provision for profit sharing (Note 25 (iii))	5,000	(14,750)	5,000	(14,750)
Allowance for expected credit losses and cancelled contracts (Note 5)	(61,460)	(41,828)	(47,257)	(41,827)
Provision for realization of non-financial assets:
Properties and land for sale (Note 6 and 8)	(37,394)	15,479	(36,913)	(74,689)
Provision for penalties due to delay in construction works (Note 15)	3,659	-	5,283	-
Income from equity method investments (Note 9)	(46,863)	50,929	5,003	15,483
Financial instruments (Note 20)	-	(763)	-	(763)
Derecognition of goodwill based on inventory surplus (Notes 6 and 9)	3,000	462	-	-
Derecognition of goodwill from remeasurement of investment in associate (Note 9)	161,100	112,800	161,100	112,800
Acquisition of subsidiary (Note 9)	(43,954)	-	-	-
Goodwill based on inventory surplus and gain from bargain purchase (Note 9)	(39,886)	-	-	-
Assignment of investment shares (Note 9)	27,843	-	2,759	28,289

Decrease/(increase) in operating assets
Trade accounts receivable	134,996	(149,919)	115,003	(95,740)
Properties for sale and land available for sale	232,986	290,106	131,581	339,575
Other assets	(36,498)	(24,546)	(98,544)	(15,880)
Prepaid expenses	956	2,847	808	2,867

Increase/(decrease) in operating liabilities
Payable for purchase of properties and advances from customers	(75,759)	(35,191)	(87,003)	597
Taxes and contributions	12,888	13,553	12,592	10,846
Payables for goods and service suppliers	(48,714)	40,983	(37,750)	32,732
Salaries, payroll charges and profit sharing	835	(5,119)	511	(6,459)
Other payables	(87,818)	(2,025)	(76,443)	(3,434)
Transactions with related parties	(56,408)	(24,379)	21,608	(14,497)
Paid taxes	-	-	(1,983)	(3,348)
Cash and cash equivalents from (used in) operating activities	13,538	(21,453)	44,019	31,450

Financing activities
Acquisition of property and equipment and intangible assets (Notes 10 and 11)	(3,275)	(11,065)	(3,581)	(12,511)
Increase in short-term investments	(360,294)	(1,036,014)	(387,319)	(1,090,796)
Redemption of short-term investments	61,878	1,044,131	90,280	1,104,875
Investments	-	(7,629)	-	(4,629)
Cash from (used in) investing activities	(301,691)	(10,577)	(300,620)	(3,061)

Financing activities
Increase in loans, financing and debentures	113,839	367,934	122,639	412,768
Payment of loans, financing and debentures - principal	(200,937)	(415,059)	(229,846)	(528,252)
Payment of loans, financing and debentures - interest	(54,033)	(101,156)	(56,976)	(111,157)
Loan transactions with related parties	(11,179)	(1,289)	(11,179)	(1,289)
Treasury shares repurchase program (Note 18.1)	7,132	(47,448)	7,132	(47,448)
Capital increase	404,962	167	404,962	167
Subscription and pay-in of common shares	-	250,599	-	250,599
Cash and cash equivalents from (used in) financing activities	259,784	53,748	236,732	(24,612)

Net increase/(decrease) in cash and cash equivalents	(28,369)	21,718	(19,869)	3,777

Cash and cash equivalents
At the beginning of the year	29,179	7,461	32,304	28,527
At the end of the year	810	29,179	12,435	32,304

Net increase (decrease) in cash and cash equivalents	(28,369)	21,718	(19,869)	3,777

The accompanying notes are an integral part of these financial statements.

Gafisa S.A.

Statement of value added

Years ended December 31, 2019 and 2018

(In thousands of Brazilian Reais)

	Company		Consolidated

	2019	2018	2019	2018

Revenues	394,252	913,648	437,289	1,048,145
Real estate development and sales of properties	332,792	871,820	390,032	1,006,317
Reversal (recognition) of allowance for doubtful accounts and cancelled contracts	61,460	41,828	47,257	41,828
Inputs acquired from third parties (including taxes on purchases)	(314,103)	(943,711)	(294,610)	(1,075,054)
Operating costs- Real estate development and sales	(208,823)	(616,400)	(244,409)	(733,265)
Materials, energy, outsourced labor and other	39,228	(214,511)	94,307	(228,989)
Gain from bargain purchase	16,592	-	16,592	-
Derecognition of goodwill from remeasurement of investment	(161,100)	(112,800)	(161,100)	(112,800)

Gross value added	80,149	(30,063)	142,679	(26,909)

Depreciation and amortization	(12,859)	(19,931)	(14,181)	(21,290)

Net value added produced by the entity	67,290	(49,994)	128,498	(48,199)

Value added received on transfer	63,494	(32,635)	12,203	4,070
Income from equity method investments	46,863	(50,929)	(5,003)	(15,483)
Finance income	16,631	18,294	17,206	19,553

Total value added to be distributed	130,784	(82,629)	140,701	(44,129)

Value added distribution	130,784	(82,629)	140,701	(44,129)
Personnel and payroll charges	26,851	63,730	28,429	75,300
Taxes and contributions	1,647	69,643	7,106	81,339
Interest and rents	116,028	203,524	118,908	218,758
Retained earnings attributable to noncontrolling interests	-	-	361	1,750
Incurred losses	(13,742)	(419,526)	(14,103)	(421,276)

The accompanying notes are an integral part of these financial statements.

Gafisa S.A.

Notes to the financial statements --Continued

December 31, 2019

(In thousands of Brazilian Reais, except if stated otherwise)

1.   Operations

Gafisa S.A. ("Gafisa" or "Company") is a publicly traded company with registered office at Avenida Presidente Juscelino Kubitschek, nº 1.830, conjunto comercial nº32, 3o andar, Bloco 2, in the city and state of São Paulo, Brazil, and began its operations in 1997 with the objectives of: (i) promoting and managing all forms of real estate ventures on its own behalf or for third parties (in the latter case, as construction company or proxy); (ii) selling and purchasing real estate properties; (iii) providing civil construction and civil engineering services; (iv) developing and implementing marketing strategies related to its own and third party real estate ventures; and (v) investing in other companies who share similar objectives.

The Company enters into real estate development projects with third parties through specific purpose partnerships (“Sociedades de Propósito Específico” or “SPEs”) or through the formation of consortia and condominiums. The subsidiaries significantly share the managerial and operating structures, and corporate, managerial and operating costs with the Company. The SPEs, condominiums and consortia operate solely in the real estate industry and are linked to specific ventures.

The Company has stocks traded at B3 S.A. – Brasil, Bolsa, Balcão (former BM&FBovespa), reporting its information to the Brazilian Securities and Exchange Commission (CVM) and the U.S. Securities and Exchange Commission (SEC). The ADSs were delisted on the NYSE on December 17, 2018, and are currently traded over the counter (OTC).

1.1    Change in Shareholding Structure

On February 14, 2019, 14,600,000 shares held by the group GWI Asset Management S.A., corresponding to a 33.67% stake in the Company, were auctioned. As a result of this auction, Planner Corretora de Valores S.A., by means of the investment funds it manages, started to hold 8,000,000 common shares, corresponding to 18.45% of total common shares issued by the Company.

1.2    Increase in capital

On June 24, 2019, the Board of Directors ratified the increase in capital approved in its meeting held on April 15, 2019, by subscription and payment of 26,273,962 new common shares, of which 12,170,035 are new shares subscribed and paid-in by the shareholders who exercised their preemptive rights at the price of R$5.12, and 14,103,927 are new shares subscribed and paid-in by the shareholders who subscribed the remaining shares of the capital increase at the price of R$4.96, totaling R$62,310 and R$69,954, respectively.

Gafisa S.A.

Notes to the financial statements --Continued

December 31, 2019

(In thousands of Brazilian Reais, except if stated otherwise)

1.   Operations --Continued

1.2   Increase in capital--Continued

On October 23, 2019, the Board of Directors ratified the capital increase approved in its meeting held on August 15, 2019, by subscription and payment of 48,968,124 new common shares, of which 45,554,148 are new shares, subscribed and paid-in by the shareholders who exercised their preemptive rights at the price of R$5.58, and 3,413,976 new shares, subscribed and paid-in by the shareholders who subscribed the remaining shares of capital increase at the price of R$5.42, totaling R$254,195 and R$18,504, respectively.

1.3   Divestment of associate

On October 21, 2019, the Company disclosed a Material Fact whereby it informed about the Contract for Purchase, Sale and Redemption of Shares, Corporate Restructuring and Other Covenants, entered into with Alphaville Urbanismo S.A. (“Alphaville”), Private Equity AE Investimentos e Participações S.A. (“PEAE”) and PEAE affiliated companies, aimed at establishing the terms and conditions under which it is implementing the divestment of Gafisa’s 21.20% ownership interest in Alphaville. The reduction in the former interest of 30% is a result of an increase in capital made by PEAE’s affiliated companies. The total amount of the transaction is equivalent to R$100,000, settled by offsetting receivables and receipt of the investee shares against assets, measured at fair value. On December 27, 2019, the Company disclosed a Material Fact informing about the completion of this transaction (Note 9.1).

1.4    Letter of Intent - UPCON Acquisition

On December 16, 2019, the Company disclosed a Material Fact whereby it informed that it entered into a non-binding Letter of Intent with UPCON Incorporadora S.A. (“UPCON”), concerning the acquisition by the Company of the totality of shares issued by UPCON. On March 2, 2020, the Company informed that the Administrative Council for Economic Defense (CADE) approved, without restriction, the merger of the totality of shares of UPCON into the Company. Once the required approval stages are completed, UPCON will become a wholly-owned subsidiary of Gafisa. (Note 31.(i)).

Gafisa S.A.

Notes to the financial statements --Continued

December 31, 2019

(In thousands of Brazilian Reais, except if stated otherwise)

2.   Presentation of financial statements and summary of significant accounting policies

2.1.     Basis of presentation and preparation of individual and consolidated financial statements

On March 26, 2020, the Company’s Board of Directors approved these individual and consolidated financial statements of the Company and authorized their disclosure.

The individual financial statements, identified as “Company”, have been prepared and are being presented according to the accounting practices adopted in Brazil, including the pronouncements issued by the Accounting Pronouncements Committee (CPC), approved by the Brazilian Securities and Exchange Commission (CVM) and are disclosed together with the consolidated financial statements.

The consolidated financial statements of the Company have been prepared and are being presented according to the accounting practices adopted in Brazil, including the pronouncements issued by the CPC, approved by the CVM, and according to the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB).

The individual financial statements of the Company are not considered in compliance with the IFRS, once they consider the capitalization of interest on qualifying assets of investees in the financial statements of the Company. In view of the fact that there is no difference between the Company’s and the consolidated equity and profit or loss, the Company opted for presenting such individual and consolidated information in only one set.

The consolidated financial statements are specifically in compliance with the IFRS applicable to real estate development entities in Brazil, registered with the CVM. The aspects related to the transfer of control in the sale of real estate units follow the understanding of the Company’s Management, aligned with that expressed by the CVM in Circular Letter/CVM/SNC/SEP 02/2018 about the application of Technical Pronouncement CPC 47 – Revenue from contracts with customers (IFRS 15).

Gafisa S.A.

Notes to the financial statements --Continued

December 31, 2019

(In thousands of Brazilian Reais, except if stated otherwise)

2.   Presentation of financial statements and summary of significant accounting policies--Continued

2.1.     Basis of presentation and preparation of individual and consolidated financial statements--Continued

All material information characteristic of the financial statements, and only it, is being evidenced, and corresponds to those used by Management in its administration.

The presentation of the individual and consolidated Statement of Value Added (DVA) is required by the Brazilian corporate legislation and the accounting practices adopted in Brazil applicable to publicly-held companies and was prepared according to CVM Resolution 557, of November 12, 2008, which approved the accounting pronouncement CPC 09 – Statement of Value Added. The IFRS does not require the presentation of this statement. Consequently, under the IFRS, this statement is presented as additional information, without causing harm to the financial statements as a whole.

The financial statements have been prepared on a going concern basis. Management makes an assessment of the Company’s ability to continue as a going concern when preparing the financial statements.

The individual and consolidated financial statements have been prepared based on historical cost, except for those measured at fair value, when indicated.

All amounts reported in the accompanying financial statements are in thousands of reais, except as otherwise stated.

2.1.1.     Consolidated financial statements

The consolidated financial statements of the Company include the financial statements of Gafisa and its direct and indirect subsidiaries. The Company controls an entity when it is exposed or is entitled to variable returns arising from its involvement with the entity and has the ability to affect those returns through the power that it exerts over the entity. The existence and the potential effects of voting rights, which are currently exercisable or convertible, are taken into account when evaluating whether the Company controls other entity. The subsidiaries are fully consolidated from the date the control is transferred and the consolidation is discontinued from the date control ceases.

In the Company’s individual financial statements, the financial statements of direct and indirect subsidiaries are recognized using the equity method.

The accounting practices were uniformly adopted in all subsidiaries included in the consolidated financial statements, and the fiscal year of these companies is the same of the Company. See further details in Note 9.

2.1.2.     Functional and presentation currency

The functional and presentation currency of the Company is the Brazilian real, mainly because of its revenues and the incurred costs of operations.

Gafisa S.A.

Notes to the financial statements --Continued

December 31, 2019

(In thousands of Brazilian Reais, except if stated otherwise)

2.   Presentation of financial statements and summary of significant accounting policies--Continued

2.2.     Summary of significant accounting policies

2.2.1.     Accounting judgments, estimates and assumptions

Accounting estimates and judgments are evaluated on an ongoing basis based on historical experience and other factors, including expectations on future events, considered reasonable under the circumstances.

The preparation of the individual and consolidated financial statements of the Company requires Management to make judgments, estimates and assumptions that affect the reported amounts of revenue, expenses, assets and liabilities, as well as the disclosure of contingent liabilities, at the reporting date of financial statements.

Assets and liabilities subject to estimates and assumptions include the provision for asset impairment, transactions with share-based payment, provision for legal claims, fair value of financial instruments, measurement of the estimated cost of ventures, deferred tax assets, among others.

The main assumptions related to sources of uncertainty over future estimates and other important sources of uncertainty over estimates at the reporting date of the statement of financial position, which may result in different amounts upon settlement are discussed below:

a)   Impairment loss of non-financial assets

An impairment loss exists when the asset’s carrying amount exceeds its recoverable amount, which is the higher of an asset’s fair value less costs to sell and its value in use.

The calculation of the fair value less cost to sell is based on available information on sale transactions of similar assets or market prices less additional costs of disposal. The calculation of the value in use is based on the discounted cash flow model.

Cash flows are derived from the budget for the following five years, and do not include uncommitted restructuring activities or future significant investments that will improve the asset basis of the cash-generating unit being tested. The recoverable amount is sensitive to the discount rate used under the discounted cash flow method, the estimated future cash inflows, and to the growth rate used for purposes of extrapolation.

Indefinite lived intangible assets and goodwill attributable to future economic benefit are tested at least annually, and/or when circumstances indicate a decrease in the carrying value. The main assumptions used for determining the recoverable amount of cash-generating units are detailed in Note 9.

Gafisa S.A.

Notes to the financial statements --Continued

December 31, 2019

(In thousands of Brazilian Reais, except if stated otherwise)

2.   Presentation of financial statements and summary of significant accounting policies--Continued

2.2.     Summary of significant accounting policies--Continued

2.2.1.     Accounting judgments, estimates and assumptions --Continued

b)  Share-based payment transactions

The Company measures the cost of transactions with employees to be settled with shares based on the fair value of equity instruments on the grant date. For cash-settled share-based transactions, the liability is required to be remeasured at the end of each reporting period through the settlement date, recognizing in profit or loss possible changes in fair value, which requires revaluation of the estimates used at the end of each reporting period. The estimate of the fair value of share-based payments requires the determination of the most adequate pricing model to grant equity instruments, which depends on the grant terms and conditions.

It also requires the determination of the most adequate data for the pricing model, including the expected option life, volatility and dividend income, and the corresponding assumptions. The assumptions and models used for estimating the fair value of share-based payments are disclosed in Note 18.3.

c)  Provision for legal claims

The Company is party to many lawsuits and administrative proceedings and recognizes a provision for tax, labor and civil claims (Note 16). Provisions are recognized for all claims related to lawsuits which likelihoods of losses are considered probable. Provisions are reviewed and adjusted to take into account the changes in circumstances, such as applicable statutes of limitations, findings of tax inspections, or additional exposures found based on new court issues or decisions.

Contingent liabilities for which losses are considered possible are only disclosed in a note to financial statements, and those for which losses are considered remote are neither accrued nor disclosed.

Contingent assets are recognized only when there are secured guarantees or final and unappealable favorable court decisions. Contingent assets with probable favorable decision are only disclosed in explanatory note.

There are uncertainties inherent in the interpretation of complex tax rules and in the value and timing of future taxable income. In the ordinary course of business, the Company and its subsidiaries are subject to assessments, audits, legal claims and administrative proceedings in civil, tax and labor matters.

Gafisa S.A.

Notes to the financial statements --Continued

December 31, 2019

(In thousands of Brazilian Reais, except if stated otherwise)

2.   Presentation of financial statements and summary of significant accounting policies--Continued

2.2.     Summary of significant accounting policies--Continued

2.2.1.     Accounting judgments, estimates and assumptions --Continued

d)  Allowance for expected credit losses

The Company makes an in-depth analysis of the contracts with customers outstanding for recognizing the allowance for expected credit losses for all sale contracts of real estate units, and the amounts are accrued as contra-entry to the recognition of the respective development revenue, based on data history of its current operations and estimates. This allowance is calculated based on the percentage of completion of the construction work, the methodology used for recognizing profit or loss (Note 2.2.2). Such analysis is individually made by sale contract, in line with CPC 48 – Financial Instruments, item 5.5.17 (c).

The Company annually reviews its assumptions for recognizing the loss allowance, in the face of the review of the history of its current operations and improvement in its estimates.

e)  Warranty provision

The Company and its subsidiaries record a provision to cover expenditures for repairing construction defects covered during the warranty period, is based on the estimate that considers the history of incurred expenditures adjusted by the future expectation, which is regularly reviewed, except for the subsidiaries that operate with third-party companies, which are the own guarantors of the provided construction services. The warranty term provided is five years from the delivery of the venture.

f)    Estimated cost of construction

Estimated costs, mainly comprising the incurred and estimated costs for completing the construction works, are regularly reviewed, based on the progress of construction, and any resulting adjustments are recognized in profit or loss of the Company. The effects of such estimate reviews affect profit or loss.

g)  Realization of deferred income tax

The initial recognition and further analysis of the realization of a deferred tax asset is carried out when it is probable that a taxable profit will be available in subsequent years to offset the deferred tax asset, based on projections of results, and supported by internal assumptions and future economic scenarios that enable its total or partial use.

Gafisa S.A.

Notes to the financial statements --Continued

December 31, 2019

(In thousands of Brazilian Reais, except if stated otherwise)

2.   Presentation of financial statements and summary of significant accounting policies--Continued

2.2.     Summary of significant accounting policies--Continued

2.2.1.     Accounting judgments, estimates and assumptions --Continued

h)  Allowance for contract cancellation

The Company recognizes an allowance for contract cancellation when it identifies cash inflow risks. Contracts are monitored to identify the moment when these conditions are mitigated.

While it does not occur, no revenue or cost is recognized in profit or loss, the amounts only being recorded in asset and liability accounts.

        The other provisions recognized in the Company are described in Note 2.2.22.

2.2.2.     Recognition of revenue and expenses

The Company applied CPC 47 – Revenue from Contracts with Customers from January 1, 2018, including the guidance contained in Circular Letter CVM/SNC/SEP 02/2018, of December 12, 2018, which establishes the accounting procedures for recognition, measurement and disclosure of certain types of transactions arising from contracts for purchase and sale of real estate unit not yet completed in real estate development entities.

According to CPC 47, the recognition of revenue from contracts with customers started to have a new regulation, based on transfer of control over promised goods or service, which can be at a point in time or over time, according to the satisfaction or not of the “contractual performance obligations”. Revenue is measured in an amount that reflects the consideration the entity expects to be entitled and is based on a five-step model detailed as follows: 1) identification of contract; 2) identification of performance obligations; 3) determination of transaction price; 4) allocation of transaction price to performance obligations; 5) revenue recognition.

The Company records the accounting effects of contracts only when: (i) the parties approve the contract; (ii) it can identify each party’s rights and the established payment terms; (iii) the contract has commercial substance; and (iv) is probable that it will collect the consideration to which the Company is entitled.

(i)     Real estate development and sales

(a)     For the sales of completed units, revenues are recognized when the sale is completed with transfer of control, regardless of the timing of receipt of the contractual value.

Gafisa S.A.

Notes to the financial statements --Continued

December 31, 2019

(In thousands of Brazilian Reais, except if stated otherwise)

2.   Presentation of financial statements and summary of significant accounting policies--Continued

2.2.     Summary of significant accounting policies--Continued

2.2.2.     Recognition of revenue and expenses--Continued

(i)       Real estate development and sales --Continued

(b)     For the pre-sale of completed units during construction phase:

•  The incurred cost (including cost of land, and other directly related expenditure for making inventory) that corresponds to the units sold is included in profit or loss. For the units not yet sold, the incurred cost is included in inventory (Note 2.2.7);

•  Sales revenues are recognized in profit or loss to the extent construction progresses, once the transfer of control is performed continually, using the percentage-of-completion method for each venture, this percentage being measured in view of the incurred cost in relation to the total estimated cost of the respective ventures;

•  Sales revenues recognized in excess of actual payments received from customers is recorded as either a current asset or long-term receivables in “Trade accounts receivable”. Any payment received in connection with the sales of units that exceeds the amount of revenues recognized is recorded as “Payables for purchase of land and advances from customers";

•  Interest and inflation-indexation charges on accounts receivable, as well as the adjustment to present value of account receivable, are included in the real estate development and sales when incurred, on a pro rata basis using the accrual basis of accounting;

•  Financial charges on account payable for acquisition of land and those directly associated with the financing of construction are capitalized and recorded in the inventory of properties for sale, and included in the incurred cost of units under construction until their completion, and follow the same recognition criteria as the cost of real estate development for units sold while under construction;

•  The taxes levied and deferred on the difference between real estate development revenues and the cumulative revenue subject to tax are calculated and recognized when this difference in revenues is recognized;

•  Other expenses, including advertising and publicity, are recognized in profit or loss when incurred.

Gafisa S.A.

Notes to the financial statements --Continued

December 31, 2019

(In thousands of Brazilian Reais, except if stated otherwise)

2.   Presentation of financial statements and summary of significant accounting policies--Continued

2.2.     Summary of significant accounting policies--Continued

2.2.2.     Recognition of revenue and expenses--Continued

(ii)    Construction services

Revenues from real estate services are recognized as services are rendered and tied to the construction management activities for third parties and technical advisory services.

(iii)   Barter transactions

Barter transactions have the objective of receiving land from third parties that are settled with the delivery of real estate units or transfer of portions of the revenue from the sale of real estate units of ventures. The land acquired by the Company and its subsidiaries is determined based on fair value, as a component of inventories, with a corresponding entry to advances from customers in liabilities. Revenues and costs incurred from barter transactions are included in profit or loss over the course of construction period of ventures, as previously described in item (i)(b).

2.2.3.     Financial instruments

Financial instruments are recognized from the date the Company becomes a party to the contractual provisions of financial instruments, and mainly comprise cash and cash equivalents, short-term investments, accounts receivable, loans and financing, suppliers, and other debts.

After initial recognition, financial instruments are measured as described below:

(i)     Financial instruments at fair value through profit or loss

A financial instrument is classified into fair value through profit or loss if it is held for trading, or designated as such at initial recognition.

Financial instruments are designated at fair value through profit or loss if the Company manages these investments and makes purchase and sale decisions based on their fair value in accordance with the investment strategy and risk management. After initial recognition, related transaction costs are recognized in profit or loss when incurred.

Financial instruments at fair value through profit or loss are measured at fair value, and their fluctuations are recognized in profit or loss.

In the year ended December 31, 2019, the Company does not have derivative financial instruments with the objective of mitigating the risk of its exposure to the volatility of indices and interest rates, recognized at fair value directly in profit or loss for the year. In accordance with its treasury policies, the Company does not have or issue derivative financial instruments for purposes other than for hedging.

The Company does not adopt the hedge accounting practice.

Gafisa S.A.

Notes to the financial statements --Continued

December 31, 2019

(In thousands of Brazilian Reais, except if stated otherwise)

2.   Presentation of financial statements and summary of significant accounting policies--Continued

2.2.     Summary of significant accounting policies--Continued

2.2.3.     Financial instruments --Continued

(ii)    Financial assets

        Financial assets are classified into financial assets at fair value through profit or loss, amortized cost and fair value through comprehensive income. The Company determines the classification of its financial assets at their initial recognition, when it becomes a party to the contractual provisions of the instrument, based on the business model in which the asset is managed and its contractual cash flow characteristics.

        Financial assets are initially recognized at fair value, plus, in the case of investments not designated at fair value through profit or loss, the transaction costs that are directly attributable to their acquisition.

The financial assets of the Company include cash and cash equivalents, short-term investments, trade accounts receivable, and derivative financial instruments.

        Derecognition (write-off)

        A financial asset (or, as the case may be, a portion of a financial asset or portion of a group of similar financial assets) is derecognized when:

•       The rights to receive cash inflows of an asset expire;

•       The Company transfers its rights to receive cash inflows of an asset or assume an obligation to fully pay the cash inflows received, without significant delay, to a third party because of a “transfer” agreement; and (a) the Company substantially transfers the risks and rewards of the asset, or (b) the Company does not substantially transfer or retain all risks and rewards related to the asset, but transfers the control over the asset.

When the Company has transferred its rights to receive cash inflows of an asset, or signed an agreement to transfer it, and has not substantially transferred or has retained all risks and rewards related to the asset, an asset is recognized to the extent of the continuous involvement of the Company with the asset. In this case, the Company also recognizes a related liability. The transferred asset and related liability are measured based on the rights and obligations that the Company has maintained.

The continuous involvement by means of a guarantee on the transferred asset is measured at the lower of the original carrying value of the asset and the highest consideration that may be required from the Company.

Gafisa S.A.

Notes to the financial statements --Continued

December 31, 2019

(In thousands of Brazilian Reais, except if stated otherwise)

2.   Presentation of financial statements and summary of significant accounting policies--Continued

2.2.     Summary of significant accounting policies--Continued

2.2.3.     Financial instruments --Continued

(ii)    Financial assets--Continued

Impairment of Financial assets:

Financial assets, except for those designated at fair value through profit or loss, are tested for indication of impairment at the end of each reporting period. The impairment losses are recognized if, and only if, there is objective evidence of impairment of the financial asset as a result of one or more events that have occurred after its initial recognition, with impact on the estimated future cash flows of such asset.

For financial assets recorded at cost, the impairment loss corresponds to the difference between the asset’s carrying amount and the present value of the estimated future cash flows, discounted at the current return rate of a similar asset. This impairment loss will not be reversed in subsequent periods.

The carrying amount of the financial asset is directly reduced by the impairment loss for all financial assets, except for accounts receivable, in which the carrying amount is reduced by allowance. Subsequent recoveries of previously derecognized amounts are credited to the allowance. The changes in the carrying amount of the allowance are recognized in profit or loss.

 (iii)  Financial liabilities

Financial liabilities are classified at initial recognition at amortized cost or measured at fair value through profit or loss.

        Financial liabilities at fair value through profit or loss include financial liabilities for trading and financial liabilities designated at initial recognition as fair value through profit or loss.

        Loans and financing

        Subsequent to initial recognition, loans and financing accruing interest are measured at amortized cost, using the effective interest rate method. Gains and losses are recognized in statement of profit or loss, at the time liabilities are derecognized, as well as during the amortization process using the effective interest rate method.

Gafisa S.A.

Notes to the financial statements --Continued

December 31, 2019

(In thousands of Brazilian Reais, except if stated otherwise)

2.   Presentation of financial statements and summary of significant accounting policies--Continued

2.2.     Summary of significant accounting policies--Continued

2.2.3.     Financial instruments --Continued

(iii)   Financial liabilities --Continued

Derecognition (write-off)

        A financial liability is derecognized when its contractual obligations are discharged, cancelled or expire.

        When an existing financial liability is substituted for another from the same creditor, under substantially different terms, or when the terms of an existing liability are significantly modified, this substitution or change is treated as a derecognition of the original liability and recognition of a new liability, the difference in the corresponding carrying values being recognized in profit or loss.

2.2.4.     Cash and cash equivalents and short-term investments

Cash and cash equivalents substantially comprise demand deposits and bank certificates of deposit held under resale agreements, denominated in Reais, with high market liquidity and contractual maturities of 90 days or less, and for which there are no penalties or other restrictions for the immediate redemption thereof.

Cash equivalents are classified as financial assets at fair value through profit or loss and are recorded at the original amounts plus income earned, calculated on a “pro rata basis", which are equivalent to their market values, not having any impact to be accounted for in the Company’s equity.

Short-term investments include bank deposit certificates, federal government bonds, exclusive investment funds that are fully consolidated, and collaterals, which are classified at fair value through profit or loss (Note 4.2).

2.2.5.     Trade accounts receivable

These are presented at present and realizable values. The classification between current and non-current is made based on the expected maturity of contract installments, considering current those falling due in one year or less.

The installments due are indexed based on the National Civil Construction Index (INCC) during the period of construction, and based on the General Market Price Index (IGP-M) and interest at 12% p.a., after the delivery of the units.

Gafisa S.A.

Notes to the financial statements --Continued

December 31, 2019

(In thousands of Brazilian Reais, except if stated otherwise)

2.   Presentation of financial statements and summary of significant accounting policies--Continued

2.2.     Summary of significant accounting policies--Continued

2.2.5.     Trade accounts receivable--Continued

The adjustment to present value is calculated between the contract signature date and the estimated date to transfer the completed property’ keys to the buyer, using a discount rate represented by the average rate of the financing obtained by the Company, net of inflation, as mentioned in Note 2.2.19.

Considering that financing its customers is an important part of the Company operations, the reversal of the present value adjustment was carried out as contra-entry to the group of real estate development revenue, consistently with interest incurred on the portion of receivables balance related to the period subsequent to the handover of keys.

2.2.6.     Mortgage-backed Securities (CRIs) and Housing Loan Certificate (CCI)

The Company and its subsidiaries carry out the assignment and/or securitization of receivables related to receivables with collateral of completed projects and those still under construction. This securitization is carried out through the issuance of the Housing Loan Certificate (“Cédula de Crédito Imobiliário” or CCI), which is assigned to financial institutions. When there is no right of recourse, this assignment is recorded as reduction of accounts receivable. When there is right of recourse against the Company, the assigned receivable is maintained in the statement of financial position and the funds from assignment are classified into the account “Obligations assumed on assignment of receivable”, until certificates are settled by customers.

In this situation, the transaction cost is recorded in “finance expenses” in the statement of profit or loss for the year in which it is made.

When there are financial guarantees, represented by the acquisition of subordinated CRI, they are recorded on the statement of financial position as “short-term investments” at the realizable value, which is equivalent to fair value.

2.2.7.     Properties for sale

The Company and its subsidiaries acquire land for future real estate developments, on payment conditions in current currency or through barter transactions. Land acquired through barter transaction is stated at fair value of the units to be delivered, and the revenue and cost are recognized according to the criteria described in Note 2.2.2 (iii).

Properties are stated at construction cost, and decreased by the provision when it exceeds its net realizable value. In the case of real estate under construction, the portion in inventories corresponds to the cost incurred for units that have not yet been sold.  The incurred cost comprises construction costs (materials, own or outsourced labor, and other related items), and legal expenses relating to the acquisition of land and projects, land costs, and financial charges on the venture incurred over the construction period.

Gafisa S.A.

Notes to the financial statements --Continued

December 31, 2019

(In thousands of Brazilian Reais, except if stated otherwise)

2.   Presentation of financial statements and summary of significant accounting policies--Continued

2.2.     Summary of significant accounting policies--Continued

2.2.7.     Properties for sale --Continued

The classification of land between current and non-current assets is made by Management based on the expected period for launching real estate ventures. Management periodically revises the estimates of real estate ventures launches.

2.2.8.     Prepaid expenses

These are recognized in profit or loss as incurred using the accrual basis of accounting.

2.2.9.     Land available for sale

Land available for sale is measured at the lower of the carrying value and the fair value less costs to sell, and is classified as held for sale if its carrying value is to be recovered through a sale transaction of the land. This condition is considered fulfilled only when the sale is highly probable, and the asset is available for immediate sale under its current condition. Management shall commit to sell it within one year of the classification date.

2.2.10.   Investments in ownership interests

Investments in ownership interest are recorded in the Company balance using the equity method.

When the Company's equity in the losses of investees is equal to or higher than the amount invested, the Company recognizes the residual portion in net capital deficiency since it assumes obligations and makes payments on behalf of these companies. For this purpose, the Company recognizes a provision at an amount considered appropriate to meet the obligations of the investee (Note 9).

2.2.11.   Property and equipment

Items of property and equipment are measured at cost, less accumulated depreciation and/or any accumulated impairment losses, if applicable.

An item of property and equipment is derecognized when no future economic benefits are expected from its use or disposal. The gain or loss arising from derecognition of an asset (calculated as the difference between the net disposal proceeds and the carrying value of the asset) is recognized in profit or loss upon derecognition.

Depreciation is calculated based on the straight-line method considering the estimated useful lives of the assets (Note 10).

Gafisa S.A.

Notes to the financial statements --Continued

December 31, 2019

(In thousands of Brazilian Reais, except if stated otherwise)

2.   Presentation of financial statements and summary of significant accounting policies--Continued

2.2.     Summary of significant accounting policies--Continued

2.2.11.   Property and equipment --Continued

Expenditures incurred in the construction of sales stands, display apartments and related furnishings are included in property and equipment of the Company and its subsidiaries. Depreciation of these assets commences upon launch of the development and is recorded over the term the stand is in use, and is written-off when it is retired.

Property and equipment are subject to periodic assessments of impairment.

2.2.12.   Intangible assets

(i)       Expenditures related to the acquisition and implementation of computer systems and software licenses are recorded at acquisition cost, and amortized on straight-line basis over a period of up to five years, and are subject to periodic assessments of impairment of assets.

(ii)      The Company’s investments in subsidiaries include goodwill when the acquisition cost exceeds the market value of net assets of the acquiree.

Impairment testing of goodwill is performed at least annually, or whenever circumstances indicate an impairment loss.

2.2.13.   Payables for purchase of properties and advances from customer

Payables for purchase of properties are recognized at the amounts corresponding to the contractual obligations assumed. Subsequently they are measured at amortized cost, plus, when applicable, interest and charges proportional to the incurred period (“pro rata” basis), net of present value adjustment.

The obligations related to barter transactions of land in exchange for real estate units are stated at fair value of the units to be delivered.

2.2.14.   Income tax and social contribution on net income

(i)       Current income tax and social contribution

Current tax is the expected tax payable or receivable/to be offset in relation to taxable profit for the year.

Income taxes in Brazil comprise income tax (25%) and social contribution on net income (9%), for entities on the standard profit regime, for which the composite statutory rate is 34%. Deferred taxes for these entities are recognized on all temporary differences at the reporting date between the tax bases of assets and liabilities, and their carrying values.

Gafisa S.A.

Notes to the financial statements --Continued

December 31, 2019

(In thousands of Brazilian Reais, except if stated otherwise)

2.   Presentation of financial statements and summary of significant accounting policies--Continued

2.2.     Summary of significant accounting policies--Continued

2.2.14.   Income tax and social contribution on net income --Continued

(i)       Current income tax and social contribution --Continued

As permitted by tax legislation, certain subsidiaries opted for the presumed profit regime, a method under which the taxable profit is calculated as a percentage of gross sales. For these companies, the income tax is calculated on estimated profits at rate of 8% and 12% of gross revenues, respectively, on which the rates of the respective tax and contribution are levied.

As permitted by legislation, the development of certain ventures are subject to the “afetação” regime, based on which the land and its features where a real estate will be developed, as well as other binding assets, rights and obligations, are separated from the developer’s assets, and comprise the “patrimônio de afetação” (detached assets), intended for the completion of the corresponding development, and delivery of real estate units to the respective buyers. In addition, certain subsidiaries made the irrevocable option for the Special Taxation Regime (RET), according to which the income tax and social contribution are calculated at 1.92% on gross revenues (4% also considering PIS and COFINS on revenues).

(ii)      Deferred income tax and social contribution

Deferred taxes are recognized in relation to tax losses and temporary differences between the amount of assets and liabilities for accounting purposes and the corresponding amounts used for tax purposes.

They are recognized to the extent that it is probable that future taxable profit will be available to be used for offsetting deferred tax assets, based on profit projections made using internal assumptions, and considering future economic scenarios that make it possible their full or partial use, upon the recognition of a provision for the non-realization of the balance. The recognized amounts are periodically reviewed, and the impacts of realization or settlement are reflected in compliance with tax legislation provisions.

Deferred tax on accumulated tax losses does not have an expiration date, however, they can only be offset against up to 30% of the taxable profit for each year. Companies that opt for the presumed profit tax regime cannot offset tax losses for a period in subsequent years.

Deferred tax assets and liabilities are stated at net amount in the statement of financial position when there is the legal right and intention to offset them when determining the current taxes, related to the same legal entity and the same tax authority.

Gafisa S.A.

Notes to the financial statements --Continued

December 31, 2019

(In thousands of Brazilian Reais, except if stated otherwise)

2.   Presentation of financial statements and summary of significant accounting policies--Continued

2.2.     Summary of significant accounting policies--Continued

2.2.15.   Other current and non-current liabilities

These liabilities are stated at their known or estimated amounts, plus, when applicable, adjustment for charges and inflation-indexed variations through the reporting date of the statement of financial position, which contra-entry is recorded in profit or loss. When applicable, current and non-current liabilities are recorded at present value based on interest rates that reflect the term, currency and risk of each transaction.

2.2.16.   Stock option plans

As approved by its Board of Directors, the Company offers executives and employees share-based compensation plans (stock options), as payments for services received.

The fair value of options is determined on the grant date, considering that it is recognized as expense in profit or loss (as contra-entry to equity), to the extent services are provided by employees and management members.

In an equity-settled transaction, in which the plan is modified, a minimum expense is recognized corresponding to the expense as if the terms had not been changed. An additional expense is recognized for any modification that increases the total fair value of granted options, or that otherwise benefits the employee, measured on the modification date.

In case of cancellation of a stock option plan, this is treated as if it had been granted on the cancellation date, and any unrecognized plan expense is immediately recognized. However, if a new plan substitutes the cancelled plan, and a substitute plan is designated on the grant date, the cancelled plan and the new plan are treated as if they were a modification of the original plan, as previously mentioned.

The Company annually revises its estimates of the amount of options that shall be vested, considering the vesting conditions not related to the market and the conditions based on length of service. The Company recognizes the impact of the revision of the initial estimates, if any, in the statement of profit or loss, as contra-entry to equity.

2.2.17.   Share-based payment – Phantom Shares

            The Company has a cash-settled share-based payment plan (phantom shares) under fixed terms and conditions. There is no expectation of the effective negotiation of shares, once there shall be no issue and/or delivery of shares for settling the plan.

Gafisa S.A.

Notes to the financial statements --Continued

December 31, 2019

(In thousands of Brazilian Reais, except if stated otherwise)

2.   Presentation of financial statements and summary of significant accounting policies--Continued

2.2.     Summary of significant accounting policies--Continued

2.2.17.   Share-based payment – Phantom Shares --Continued

              According to CPC 10 (R1) – Share-based Payment, these amounts are recorded as a reserve payable, with contra-entry in profit or loss for the year, based on the fair value of the phantom shares granted, and during the vesting period. The fair value of this liability is remeasured and adjusted every reporting period, according to the change in the fair value of the benefit granted and vesting.

2.2.18.   Other employee benefits

The salaries and benefits granted to the Company’s employees and executives include fixed compensation (salaries, social security contributions (INSS), Government Severance Indemnity Fund for Employees (FGTS), vacation pay, and 13th monthly salary, among other) and variable compensation such as profit sharing, bonus, and stock option-based payments. These benefits are recorded in profit or loss for the year, under the account “General and administrative expenses”, as they are incurred.

The bonus system operates with individual and corporate targets, structured based on the efficiency of corporate goals, followed by the business goals and, finally, individual goals.

The Company and its subsidiaries do not offer private pension or retirement plans.

2.2.19.   Present value adjustment – assets and liabilities

Assets and liabilities arising from long or short-term transactions are adjusted to present value if significant.

In installment sales of units not completed, real estate development entities present receivables adjusted for inflation, including the installment related to the delivery of units, without accrual of interest, and shall be discounted to present value, as the agreed inflation rates do not include interest.

Borrowing costs and those related to finance the construction of real estate ventures are capitalized. Therefore, the reversal of the present value adjustment of an obligation related to these items is included in the cost of real estate unit sold or in the inventories of properties for sale, as the case may be, until the period of construction of the project is completed.

Accordingly, certain assets and liabilities are adjusted to present value based on discount rates that reflect the best estimate of the time value of money.

Gafisa S.A.

Notes to the financial statements --Continued

December 31, 2019

(In thousands of Brazilian Reais, except if stated otherwise)

2.   Presentation of financial statements and summary of significant accounting policies--Continued

2.2.     Summary of significant accounting policies--Continued

2.2.19.   Present value adjustment – assets and liabilities --Continued

The applied discount rate’s underlying economic basis and assumption is the average rate of the financing and loans obtained by the Company, net of the inflationary effect (Notes 5 and 12).

2.2.20.   Debenture and public offering costs

Transaction costs and premiums on issuance of securities are accounted for as a direct reduction in the amount raised by the Company and are amortized over the terms of the instrument and the net balance is classified as reduction in the respective transaction (Note 13).

2.2.21.   Borrowing costs

The borrowing costs directly attributable to ventures during construction phase, and to land during the development of assets for sale are capitalized as part of the cost of that asset during the construction period, since there is borrowing outstanding, which is recognized in profit or loss to the extent units are sold. All other borrowing costs are recorded as expense when incurred. Borrowing costs comprise interest and other related costs incurred, including those for raising finance.

Charges that are not recognized in profit or loss of subsidiaries are recorded in the financial statements of the Company, in the account investments in non-current assets (Note 9).

2.2.22.   Provisions

 (i)    Provision for penalties due to delay in construction work

As contractually provided, the Company has the practice of provisioning the charges payable to eligible customers for projects whose delivery is delayed over 180 days, in line with the respective contractual clause and history of payments.

Gafisa S.A.

Notes to the financial statements --Continued

December 31, 2019

(In thousands of Brazilian Reais, except if stated otherwise)

2.   Presentation of financial statements and summary of significant accounting policies--Continued

2.2.     Summary of significant accounting policies--Continued

2.2.23.   Sales taxes

For companies under the taxable profit regime, levied on non-cumulative basis, the PIS and COFINS contribution rates are levied at 1.65% and 7.6%, respectively, on gross revenue and discounting certain credits determined based on incurred costs and expenses. For companies that opt for the presumed profit taxation regime, under the cumulative taxation regime, the PIS and COFINS contribution rates are levied at 0.65% and 3%, respectively, on gross revenue, without discounts of credits in relation to incurred costs and expenses.

2.2.24.   Treasury shares

Own equity instruments that are repurchased (treasury shares) are recognized at cost and charged to equity. No gain or loss is recognized in the statement of profit or loss upon purchase, sale, issue, or cancellation of the Company’s own equity instruments.

2.2.25.   Interest on equity and dividends

The proposal for distributing dividends and interest on equity made by Management that is in the portion equivalent to the minimum mandatory dividend is recorded as current liabilities in the heading “Dividends payable”, as it is considered a legal obligation provided for in the Articles of Incorporation of the Company.

2.2.26.   Earnings (loss) per share – basic and diluted

Basic earnings (loss) per share are calculated by dividing the net income (loss) available (allocated) to ordinary shareholders by the weighted average number of common shares outstanding over the period.

Diluted earnings per share are calculated in a similar manner, except that the shares outstanding are increased, to include the additional shares that would be outstanding, in case the shares with dilutive potential attributable to stock option had been issued over the respective periods, using the weighted average price of shares.

Gafisa S.A.

Notes to the financial statements --Continued

December 31, 2019

(In thousands of Brazilian Reais, except if stated otherwise)

2.   Presentation of financial statements and summary of significant accounting policies--Continued

2.2.     Summary of significant accounting policies--Continued

2.2.27.   Non-current asset held for sale

The Company classifies a non-current asset as held for sale if its carrying value is recovered by sale transaction. In such case, the asset or group of assets held for sale shall be available for immediate sale on its current conditions, subject only to the terms  that are usual and common for sale of such assets held for sale. With this, the sale shall be highly probable.

For a sale to be highly probable, Management shall be committed to the plan to sell the asset, and shall have initiated an active program to locate a buyer and complete the plan. In addition, the asset held for sale shall also be effectively marketed for sale at a sales price that is reasonable in relation to its current fair value. Also, the sale is expected to be completed within one year of the classification date, unless events beyond the control of the Company change such period.

The asset held for sale is measured at the lower of its carrying value and the fair value less cost to sell. In case the carrying value is higher than the fair value, an impairment loss is recognized in statement of profit or loss for the year. Any reversal or gain will only be recorded within the limit of the recognized loss.

Gafisa S.A.

Notes to the financial statements --Continued

December 31, 2019

(In thousands of Brazilian Reais, except if stated otherwise)

2.   Presentation of financial statements and summary of significant accounting policies--Continued

2.2.     Summary of significant accounting policies--Continued

2.2.28.   Business combination

The business combination transactions are recognized using the acquisition method. The cost of an acquisition is measured by the sum of the transferred consideration, measured at fair value at the acquisition date, and the amount of any non-controlling interests in the acquired entity. The acquisition directly related costs shall be recognized as expense when incurred.

In the acquisition of a business, Management evaluates the financial assets and liabilities assumed to classify and allocate them according to the contractual terms, the economic circumstances, and the pertinent conditions that exist at the acquisition date.

Goodwill is initially measured as the excess of the consideration transferred over the fair value of the acquired net assets (identifiable assets and assumed liabilities, net). If the consideration is lower than the fair value of acquired net assets, the difference shall be recognized as gain in the statement of profit or loss. Gains from a bargain purchase are immediately recognized in profit or loss.

After initial recognition, goodwill is measured at cost, less any accumulated loss on recoverable amount. For purposes of testing the recoverable amount, the goodwill acquired in a business combination, from the acquisition date, shall be allocated to each of the cash-generating units of the Company that are expected to be benefitted from the combination synergies, regardless of the other assets or liabilities of the acquired entity that are attributed to such units.

In the year ended December 31, 2019, the Company made a business combination transaction, related to the divestment of the associate Alphaville Urbanismo, and received shares in the investee with assets for developing the urban subdivision business.

Gafisa S.A.

Notes to the financial statements --Continued

December 31, 2019

(In thousands of Brazilian Reais, except if stated otherwise)

3.   New standards, changes and interpretation of standards issued and adopted from 2019, and not yet adopted

3.1 New standards, changes and interpretation of standards issued and adopted from 2019

Beginning on January 1st, 2019, the following standard is in effect:

(i)          IFRS 16 – Leases (CPC 06 (R2)) this standard replaces the previous lease standard, IAS 17/CPC 06 (R1) – Leases, and related interpretation, and establishes the principles for the recognition, measurement, presentation and disclosure of leases for both parties to a contract, that is, the customer(lessees) and providers (lessors).  Lessees are required to recognize a lease liability reflecting the future lease payments and a “right-of-use assets” for practically all lease contracts, except certain short-term leases and contracts of low-value assets. For lessors, the criteria for recognition and measurement of leases in the financial statements are substantially maintained. This standard is effective from January 1st, 2019.

The impact of the first-time adoption on the opening balance as of January 1st, 2019 is as follows:

	Company			Consolidated
	Originally reported balances	Impact from applying the CPC 06 R2 (Note 10)	Balances after applying the CPC 06 (R2) as of 01/01/2019	Originally reported balances	Impact from applying the CPC 06 R2 (Note 10)	Balances after applying the CPC 06 (R2) as of 01/01/2019
Statement of financial position
Assets
Total current assets	1,367,727	-	1,367,727	1,683,371	-	1,683,371
Total non-current assets	1,852,040	4,457	1,856,497	842,909	4,457	847,366
Total Assets	3,219,767	4,457	3,224,224	2,526,280	4,457	2,530,737

Liabilities
Total current liabilities	1,819,565	1,118	1,820,683	1,039,015	1,118	1,040,133
Total non-current liabilities	908,885	3,339	912,224	994,074	3,339	997,413
Total equity	491,317	-	491,317	493,191	-	493,191
Total liabilities and equity	3,219,767	4,457	3,224,224	2,526,280	4,457	2,530,737

(ii)         The ICPC 22 – Uncertainty Over Income Tax Treatments deals with the recognition of income taxes in the cases in which the tax treatments involve uncertainty that affects the application of IAS 12 (CPC 32) and does not apply to taxes out of the scope of IAS 12 nor do specifically include the requirements related to the interest and fines associated with uncertain tax treatments. The interpretation did not have impact on the Company’s Financial Statements.

Gafisa S.A.

Notes to the financial statements --Continued

December 31, 2019

(In thousands of Brazilian Reais, except if stated otherwise)

3.   New standards, changes and interpretation of standards issued and adopted from 2019, and not yet adopted --Continued

3.2 New standards, changes and interpretation of standards issued and not yet adopted

A series of new standards will be in effect for the years beginning after January 1, 2019. The Company has not adopted these standards in the preparation of the accompanying Financial Statements. The following standard amendments and interpretations shall not have a significant impact on the Consolidated Financial Statements of the Company:

(i)      Amendments to references to the conceptual framework in IFRS standards (CPC 00)

(ii)     Definition of a business (amendments to the CPC 15/IFRS 3)

(iii)    Definition of materiality (amendments to the CPC 26/IAS 1 and CPC 23/IAS8)

(iv)    IFRS 17 Insurance Contracts.

There is no other standard, changes to standards or interpretation issued and not yet adopted that could, on the Management’s opinion, have significant impact arising from their adoption on its financial statements.

Gafisa S.A.

Notes to the financial statements --Continued

December 31, 2019

(In thousands of Brazilian Reais, except if stated otherwise)

4.   Cash and cash equivalents and short-term investments

4.1.     Cash and cash equivalents

	Company		Consolidated
	2019	2018	2019	2018

Cash and banks	810	8,282	12,435	11,406
Government bonds (LFT)	-	20,898	-	20,898
Total cash and cash equivalents (Note 20.i.d, 20.ii.a and 20.iii)	810	29,180	12,435	32,304

4.2.     Short-term investments

	Company		Consolidated
	2019	2018	2019	2018

Fixed-income funds (a)	125,961	33,186	125,962	33,245
Government bonds (LFT) (a)	231,725	-	231,725	-
Securities purchased under resale agreements (b)	125	1,524	125	1,524
Bank certificates of deposit (c)	10,460	47,950	10,523	49,025
Restricted cash in guarantee to loans (d)	32,972	6,066	33,560	6,961
Equity securities (e)	-	14,101	-	14,101

Total Short-term investments (Note 20.i.d, 20.ii.a and 20.iii)	401,243	102,827	401,895	104,856

(a)    Exclusive and open-end funds whose purpose is to invest in financial assets and/or fixed-income investment modalities that follow the fluctuations in interest rates in the interbank deposit market (CDI), by investing its funds mostly in investment fund shares and/or investment funds comprising investment fund shares.

(b)    As of December 31, 2019, the IOF-exempt securities purchased under resale agreement include earned interests of 73% of Interbank Deposit Certificates (CDI).

(c)    As of December 31, 2019, Certificates of Bank Deposit (CDBs) include interest earned through the statement of financial position’s reporting date, ranging from 90% to 103.5% (from 90% to 101.2% in 2018) of Interbank Deposit Certificates (CDI).

(d)    Restricted cash in guarantee to loans are represented to funds pledged to transactions with financial institutions.

(e)    Equity securities are represented by investments in the shares of companies listed on Novo Mercado of B3, and which make up the IBrX index. These transactions were settled in the period ended February 8, 2019, and reported a gain of R$2,846.

5.   Trade accounts receivable

	Company		Consolidated
	2019	2018	2019	2018

Real estate development and sales	492,205	650,535	605,067	737,291
( - ) Allowance for expected credit losses	(12,065)	(18,159)	(16,265)	(18,159)
( - ) Allowance for cancelled contracts	(27,481)	(82,847)	(37,485)	(82,847)
( - ) Present value adjustment	(7,133)	(17,897)	(8,518)	(19,391)
Services and construction and other receivables	14,491	15,346	14,639	25,115

Total trade accounts receivable (Note 20.i.d e 20.ii.a)	460,017	546,978	557,438	642,009

Current	361,649	391,557	445,303	467,993
Non-current	98,368	155,421	112,135	174,016

Gafisa S.A.

Notes to the financial statements --Continued

December 31, 2019

(In thousands of Brazilian Reais, except if stated otherwise)

5.   Trade accounts receivable--Continued

The current and non-current portions fall due as follows:

	Company		Consolidated
Maturity	2019	2018	2019	2018

Past due:
Up to 90 days	19,785	46,777	32,306	64,177
From 91 to 180 days	8,294	20,716	11,424	21,832
Over 180 days	90,216	71,384	115,619	90,818
	118,295	138,877	159,349	176,827

Falling due:
2019	-	357,216	-	396,266
2020	286,456	107,945	343,972	118,400
2021	83,082	55,922	97,213	64,392
2022	5,276	1,568	5,368	1,727
2023 onwards	13,587	4,353	13,804	4,794
	388,401	527,004	460,357	585,579

( - ) Present value adjustment	(7,133)	(17,897)	(8,518)	(19,391)
( - ) Allowance for expected credit losses and cancelled contracts	(39,546)	(101,006)	(53,750)	(101,006)

	460,017	546,978	557,438	642,009

The balance of accounts receivable from units sold and not yet completed is not fully reflected in the financial statements. Its recording is limited to the portion of the recognized revenues net of the amounts already received, according to the accounting practice mentioned in Note2.2.2(i)(b).

As of December 31, 2019, the amount received from customers in excess of the recognized revenues totaled R$1,540 (R$9,337 in 2018) in the Company’s statements, and R$14,197 (R$12,069 in 2018) in the consolidated statements, and are classified in the heading “Payables for purchase of properties and advances from customers" (Note 17).

Accounts receivable from completed real estate units financed by the Company are in general subject to IGP-M variation plus annual interest of 12%, with revenue being recorded in profit or loss in the account “Revenue from real estate development and sale, barter transactions and construction services".

The balances of allowance for expected credit losses are considered sufficient by the Company’s management to cover the estimate of future losses on realization of the accounts receivable.

During the years ended December 31, 2019 and 2018, the changes in the allowance for expected credit losses are summarized as follows:

Gafisa S.A.

Notes to the financial statements --Continued

December 31, 2019

(In thousands of Brazilian Reais, except if stated otherwise)

5.   Trade accounts receivable--Continued

	Company	Consolidated

Balance at December 31, 2017	(142,833)	(142,833)
Additions (Note 22)	(2,653)	(2,653)
Write-offs / Reversals (Note 22)	44,480	44,480
Balance at December 31, 2018	(101,006)	(101,006)
Additions (Note 22)	(10,630)	(26,150)
Write-offs / Reversals (Note 22)	72,090	73,406
Balance at December 31, 2019	(39,546)	(53,750)

The present value adjustment recognized in revenue from real estate development for the year ended December 31, 2019 totaled R$10,764 (R$5,449 in 2018), in the Company’s statements, and R$10,873 (R$4,504 in 2018) in the consolidated statements.

Receivables from units not yet completed were measured at present value using a discount rate determined according to the criteria described in Note 2.2.2. The discount rate applied by the Company and its subsidiaries was 6.64% for the year 2019 (7.19% in 2018), net of Civil Construction National Index (INCC).

The Company entered into the following Housing Loan Certificate (CCI) transactions, which are aimed at the assignment by the assignor to the assignee of a portfolio comprising select residential and business real estate receivables performed and to be performed arising out of Gafisa and its subsidiaries. The assigned portfolios, discounted to present value, are recorded under the heading “obligations assumed on the assignment of receivables”.

				Transaction balance Company (Note 14)		Transaction balance Consolidated (Note 14)
	Transaction date	Assigned portfolio	Portfolio discounted to present value	2019	2018	2019	2018
(i)	Jun/27j2011	203,915	171,694	322	376	412	882
(ii)	Dec/22//2011	72,384	60,097	-	363	-	372
(iii)	Jul/06/2012	18,207	13,917	-	10	-	10
(iv)	Nov/14/2012	181,981	149,025	-	-	2,586	2,547
(v)	Dec/27/2012	72,021	61,647	1,683	3,151	1,683	3,151
(vi)	Nov/29/2013	24,149	19,564	242	348	1,170	1,877
(vii)	Nov/25/2014	15,200	12,434	833	1,299	1,203	1,895
(viii)	Dec/03/2015	32,192	24,469	2,342	3,569	5,300	7,797
(ix)	Feb/19/2016	27,954	27,334	5,845	8,863	6,429	9,645
(x)	May/09/2016	17,827	17,504	3,385	5,064	4,625	6,790
(xi)	Ago/19/2016 (a)	15,418	14,943	2,351	2,985	2,392	3,075
(xii)	Dec/21/2016	21,102	19,532	5,961	7,158	6,106	7,441
(xiii)	Mar/29/2017	23,748	22,993	8,254	11,458	8,455	11,704
				31,218	44,644	40,361	57,186

(a)    The consolidated balance of the transaction as of December 31, 2019 and 2018 (Note 14) does not include the jointly-controlled entities, which are accounted for using the equity method, according to CPCs 18(R2) and 19(R2).

Transaction (i) was entered into with Banco BTG Pactual S.A. (Note 14).

Transactions (ii) and (iii) were entered into with Polo Multisetorial Fundo de Investimento em Direitos Creditórios (Note 14).

Transactions (iv), (v), (vi) and (vii) were entered into with Polo Multisetorial Fundo de Investimento em Direitos Creditórios Não Padronizados (Note 14).

Transactions (viii), (ix), (x), (xi), (xii) and (xiii) were entered into with Polo Capital Securitizadora S.A. (Note 14).

In the transactions above, the Company and its subsidiaries are jointly responsible until the time of the transfer of the collateral to the securitization company.

For the items (i) to (iii) and (viii) to (xiii) above, the Company was engaged to perform, among other duties, the management of the receipt of receivables, the assignment’s underlying assets, collection of defaulting customers, among other, according to the criteria of each investor, being paid for these services.

Gafisa S.A.

Notes to the financial statements --Continued

December 31, 2019

(In thousands of Brazilian Reais, except if stated otherwise)

5.   Trade accounts receivable--Continued

The difference between the face value of the portfolio of receivables and the amount discounted to present value was recorded in profit or loss for the year in the account “Discount related to Securitization Transaction” under finance expenses.

6.   Properties for sale

	Company		Consolidated
	2019	2018	2019	2018

Land	423,074	293,626	573,715	403,524
( - ) Provision for loss on realization of land	(122,621)	(96,972)	(122,621)	(96,972)
( - ) Adjustment to present value	(5,200)	(14,416)	(5,198)	(14,570)
Property under construction (Note 29)	190,383	327,980	355,980	403,732
Completed units	264,381	316,973	283,991	377,477
( - ) Provision for loss on realization of properties under construction and completed units	(65,627)	(66,106)	(67,099)	(67,632)
Allowance for cancelled contracts	36,078	83,842	47,099	83,842

Total properties for sale	720,468	844,927	1,065,867	1,089,401

Current portion	490,419	705,123	786,660	890,460
Non-current portion	230,049	139,804	279,207	198,941

In the years ended  December 31, 2019 and 2018, the change in the provision for loss on realization is summarized as follows:

	Company	Consolidated
Balance at December 31, 2017	(179,462)	(179,462)
Reclassification from land available for sale (Note 8.1)	(15,937)	(15,937)
Reclassification to land available for sale (Note 8.1)	27,874	27,874
Additions:
Land (Note 23)	(30,550)	(30,550)
Property under construction and completed units (Note 23)	(4,559)	(8,097)
Write-offs (a)	39,556	41,569
Balance at December 31, 2018	(163,078)	(164,603)
Reclassification from land available for sale (Note 8.1)	(52,196)	(52,196)
Write-offs (a)	27,026	27,079

Balance at December 31, 2019	(188,248)	(189,720)

(a)    The amount of write-offs refers to the respective units sold in the period.

The amount of properties for sale offered as guarantee for financial liabilities is described in Note 12.

As disclosed in Note 12, the balance of capitalized financial charges as of December 31, 2019 was R$193,797 (R$211,465 in 2018) in the Company’s statements, and R$210,412 (R$223,807 in 2018) in the consolidated statements.

7.   Other assets

	Company		Consolidated
	2019	2018	2019	2018

Advances to suppliers	20,142	6,735	20,702	7,424
Recoverable taxes (IRRF, PIS, COFINS, among other)	11,732	17,567	17,285	23,260
Arbitration decision amount (a)	5,777	-	66,391	-
Judicial deposit (Note 16.a)	122,238	103,701	129,933	106,793
Total other assets	159,889	128,003	234,311	137,477

Current portion	52,455	35,396	67,395	42,283
Non-current portion	107,434	92,607	166,916	95,194

(a)    Amount related to the outcome of the arbitration decision related to venture construction contracts with partners, which was awarded on November 12, 2019 by the Arbitration Court, managed by the Center for Arbitration and Mediation of the Chamber of Commerce Brazil – Canada.

Gafisa S.A.

Notes to the financial statements --Continued

December 31, 2019

(In thousands of Brazilian Reais, except if stated otherwise)

8.   Non-current assets held for sale

8.1 Land available for sale

        The Company, in line with its strategic direction, opted to sell land not included in the business plan in effect. Likewise, it devised a specific plan for the sale of such land. The carrying value of such land, adjusted to market value when applicable, after the test for impairment, is as follows:

	Company			Consolidated
	Cost	Provision for impairment	Net balance	Cost	Provision for impairment	Net balance

Balance at December 31, 2017	113,824	(68,827)	44,997	233,522	(131,170)	102,352
Reclassification from properties for sale (Note 6)	58,795	(27,875)	30,920	58,795	(27,875)	30,920
Reclassification to properties for sale (Note 6)	(40,262)	15,937	(24,325)	(40,262)	15,937	(24,325)
Additions (Note 23)	25,306	(24,499)	807	25,349	(24,499)	850
Reversal/Write-offs (a)	(11,481)	33,924	22,443	(127,916)	96,267	(31,649)
Balance at December 31, 2018	146,182	(71,340)	74,842	149,488	(71,340)	78,148
Reclassification from properties for sale (Note 6)
Reclassification from properties for sale (Note 6)	(83,579)	52,196	(31,383)	(83,579)	52,196	(31,383)
Additions (Note 23)
Reversal/Write-offs (a)	(50,117)	10,367	(39,750)	(50,117)	10,366	(39,751)
Balance at December 31, 2019	12,486	(8,777)	3,709	15,792	(8,778)	7,014

(a)      The amount of write-offs over the period mainly refers to the cancelled land sales contract in January 2019, located in the city of Rio de Janeiro – RJ.

Gafisa S.A.

Notes to the financial statements --Continued

December 31, 2019

(In thousands of Brazilian Reais, except if stated otherwise)

9.   Investments in ownership interests

(i)   Information on subsidiaries, associates and jointly-controlled investees

										Company				Consolidated
		Interest in capital - %		Total assets	Total liabilities	Equity and advance for future capital increase		Profit (loss) for the year		Investments		Income from equity method investments		Investments		Income from equity method investments
Subsidiaries:		2019	2018	2019	2019	2019	2018	2019	2018	2019	2018	2019	2018	2019	2018	2019	2018

Gafisa SPE-104 Emp. Imob. Ltda.	-	100%	100%	110,150	54,728	55,422	48,467	5,454	7,724	55,422	48,467	5,454	7,724	-	-	-	-
Gafisa SPE-89 Emp. Imob. Ltda.	-	100%	100%	109,156	58,141	51,015	51,031	(15)	(183)	51,015	51,031	(15)	(183)	-	-	-	-
Gafisa SPE-81 Emp. Imob. Ltda.	-	100%	100%	48,798	834	47,964	8,360	47,963	(80)	47,964	8,360	47,963	(80)
Novum Directiones SPE Ltda.	-	100%	100%	101,584	57,464	44,120	-	(6,078)	-	44,120	-	(6,078)	-	-	-	-	-
GDU Loteamentos Ltda.		100%	100%	43,206	-	43,206	-	-	-	43,206	-	-	-
Gafisa SPE - 120 Emp. Imob. Ltda.	-	100%	100%	37,936	494	37,442	37,447	(5)	(22)	37,442	37,447	(5)	(22)	-	-	-	-
Nuove Direzioni SPE Ltda.	-	100%	100%	37,929	7,042	30,887	-	-	-	30,887	-	-	-	-	-	-	-
Gafisa SPE- 132 Emp. Imob. Ltda.	-	100%	100%	39,020	8,827	30,193	24,095	(1)	(48)	30,193	24,095	(1)	(48)	-	-	-	-
Gafisa SPE-137 Emp. Imob. Ltda.	-	100%	100%	25,608	41	25,567	28,287	-	(1)	25,567	28,287	-	(1)	-	-	-	-
Edsp 88 Participações S.A.	-	100%	100%	29,406	12,682	16,724	16,512	212	61	16,724	16,512	212	61	-	-	-	-
Gafisa SPE-111 Emp. Imob. Ltda.	-	100%	100%	18,135	3,287	14,848	61,520	14,847	(553)	14,848	61,520	14,847	(553)	-	-	-	-
Manhattan Square Em. Im.Res.02 SPE Ltd.	-	100%	100%	15,960	1,237	14,722	15,456	(808)	(955)	14,722	15,456	(808)	(955)	-	-	-	-
Maraville Gafisa SPE Emp. Imob. Ltda.	-	100%	100%	14,971	1,714	13,257	56,156	1,172	(587)	13,257	56,156	1,172	(587)	-	-	-	-
Gafisa SPE 33 Emp. Imob. Ltda.	-	100%	100%	196,077	182,850	13,227	13,014	(103)	(465)	13,227	13,014	(103)	(465)	-	-	-	-
Gafisa SPE-134 Emp. Imob. Ltda.	-	100%	100%	13,601	1,970	11,630	25,169	(1,073)	(4,466)	11,630	25,169	(1,073)	(4,466)	-	-	-	-
Gafisa SPE-78 Emp. Imob. Ltda.		100%	100%	7,543	1,063	6,479	1,856	1,415	(1,494)	6,479	1,856	1,415	(1,494)
OCPC01 adjustment – capitalized interest	(a)			-	-	-	-	-	-	21,923	22,005	-	(801)	-	-	-	-
Other (*)				241,074	165,559	75,518	693,464	(9,865)	(29,181)	34,557	691,589	(10,215)	(31,077)	-	-	-	-
Subtotal Subsidiaries				1,090,154	557,933	532,221	1,080,834	53,115	(30,250)	513,183	1,100,964	52,765	(32,947)	-	-	-	-

Jointly-controlled investees:
Gafisa e Ivo Rizzo SPE-47 Emp. Imob. Ltda.		80%	80%	33,516	1,170	32,346	32,340	6	(53)	25,877	25,872	5	(42)	25,877	25,872	5	(42)
Sitio Jatiuca Emp. Imob. SPE Ltda		50%	50%	35,252	5,615	29,636	29,413	223	1,270	14,818	14,707	111	635	14,818	14,707	111	635
Varandas Grand Park Emp. Imob. SPE Ltda.		50%	50%	36,813	8,039	28,773	24,989	2,742	2,686	14,387	12,495	1,917	1,450	14,387	12,495	1,917	1,450
Gafisa SPE-116 Emp. Imob. Ltda.		50%	50%	31,533	6,422	25,111	22,537	2,574	(20,971)	12,555	11,268	1,287	(10,486)	12,555	11,268	1,287	(10,486)
Parque Arvores Empr. Imob. Ltda.		50%	50%	27,833	3,218	24,616	31,153	3,116	755	12,308	15,577	1,407	269	12,308	15,577	1,407	269
Atins Emp. Imob. Ltda.		50%	50%	26,656	5,843	20,813	17,729	3,084	(1,269)	10,406	8,864	1,542	(635)	10,406	8,864	1,542	(635)
FIT 13 SPE Emp. Imob. Ltda.		50%	50%	23,171	3,392	19,779	19,706	72	6	9,889	9,853	36	3	9,889	9,853	36	3
Performance Gafisa Gen. Severiano Ltda		50%	50%	11,658	27	11,631	11,701	(69)	203	5,816	5,850	(35)	102	5,816	5,850	(35)	102
Other (*)		0%	0%	68,881	30,130	38,752	56,340	(1,078)	(9,432)	19,849	30,223	(6,893)	(6,404)	29,122	40,450	(6,651)	(6,701)
Subtotal Jointly-controlled investees				295,313	63,856	231,457	245,908	10,670	(26,805)	125,905	134,709	(623)	(15,108)	135,178	144,936	(381)	(15,405)

Associates:
Alphaville Urbanismo S.A.	(e)	-	30%	1,653,141	3,132,453	(1,479,312)	(937,369)	(603,985)	(755,032)	-	-	-	-	-	-	-	-
Citta Ville SPE Emp. Imob. Ltda.	-	50%	50%	5,584	1,311	4,272	14,465	1,571	2,235	2,136	7,233	785	1,118	2,136	7,233	785	1,118
Other (*)				1,202	14	1,187	1,134	55	14	535	510	28	6	1,488	1,236	31	2
Indirect jointly-controlled investees Gafisa				1,659,927	3,133,778	(1,473,853)	(921,770)	(602,359)	(752,783)	2,671	7,743	813	1,124	3,624	8,469	816	1,120

Goodwill based on inventory surplus (Note 9.1)	-									23,294	3,000	-	-	-	-	-	-
Gain from bargain purchase (Note 9.1)	-									16,592	-	-	-	-	-	-	-
Goodwill from remeasurement of investment in associate	(c)									-	161,100	-	-	-	161,100	-	-

Total Investments										681,645	1,407,516	52,955	(46,931)	138,802	314,505	435	(14,285)
(*)Includes companies with investment balances below R$ 5,000.

Gafisa S.A.

Notes to the financial statements --Continued

December 31, 2019

(In thousands of Brazilian Reais, except if stated otherwise)

9.   Investments in ownership interests--Continued

(i)      Information on subsidiaries, associates and jointly-controlled investees --Continued

										Company				Consolidated
	Interest in capital - %		Total assets	Total liabilities	Equity and advance for future capital increase			Profit (loss) for the year		Investments		Income from equity method investments		Investments		Income from equity method investments
Provision for net capital deficiency (d):	2019	2018	2019	2019	2019	2018		2019	2018	2019	2018	2019	2018	2019	2018	2019	2018

Gafisa SPE 113 Em. Imob. Ltda.	60%	60%	40,870	47,661	(6,791)	-		(10,415)	-	(4,075)	-	(6,249)	-	(4,075)	-	(6,249)	-
Manhattan Square Emp. Imob. Res. 01 SPE Ltda	50%	50%	2,617	9,184	(6,567)	(4,225)		(313)	(1,395)	(3,284)	(2,113)	(1,130)	(872)	(3,284)	(2,113)	(1,130)	(872)
Manhattan Square Emp.Imob. Com. 01 SPE Ltda	50%	50%	3,256	9,815	(6,558)	(2,247)		(294)	(232)	(3,279)	(1,124)	(2,175)	(337)	(3,279)	(1,124)	(2,175)	(337)
Other (*)			16,482	20,967	(4,485)	(5,830)		(3,180)	(7,165)	(4,156)	(5,186)	3,462	(2,789)	(325)	(298)	4,116	11
Total provision for net capital deficiency			63,225	87,627	(24,401)	(12,302)	-	(14,202)	(8,792)	(14,794)	(8,423)	(6,092)	(3,998)	(10,963)	(3,535)	(5,438)	(1,198)

Total Income from equity method investments												46,863	(50,929)			(5,003)	(15,483)

(*) (Includes companies with investment balances below (R$ 5,000).

(a)    Financial charges of the Company not recorded in the profit or loss of subsidiaries, as required by paragraph 6 of OCPC01.

(b)    The Company recorded expense of R$791 in Income from equity method investments for the period ended December 31, 2019 related to the recognition, by jointly-controlled entities, of prior year adjustments, in accordance with the ICPC09 (R2) - Individual, Separate and Consolidated Financial Statements and the Equity Method of Accounting.

(c)    Amount related to the goodwill arising from the remeasurement of the portion of the remaining investment of 30% in the associate AUSA, in the amount of R$161,100 in 2018, arising from the sale of control over the entity. On December 27,  2019, the Company completed the process of divestment of AUSA in a transaction totaling R$100,000, settled by offsetting receivables and receipt of shares in the investee against assets (Note 9.1).

(d)    The provision for net capital deficiency is recorded in the heading “Other payables” (Note 15).

(e)    In view of the net capital deficiency of AUSA as of December 31, 2018, in line with CPC 18 (R2) – Investment in Associates, Subsidiaries and Joint Ventures, the Company discontinued the recognition of its interest in future losses after reducing to zero the carrying amount of the 30% interest.

(ii)    Information on significant investees

	Significant investee:		Other investees:
	Alphaville Urbanismo S.A.		Subsidiaries		Jointly-controlled investees		Associates
	2019	2018	2019	2018	2019	2018	2019	2018

Cash and cash equivalents	-	11,282	4,611	989	37,267	33,193	2,087	1,511
Current assets	-	974,853	636,457	1,278,206	265,219	322,413	6,702	18,253
Non-current assets	-	908,617	409,773	275,032	30,084	47,892	84	43
Current liabilities	-	549,884	550,908	433,047	42,975	95,864	1,159	1,782
Non-current liabilities	-	2,255,091	6,307	39,357	20,871	28,533	167	915

Net revenue	-	68,629	57,038	151,610	63,551	67,846	264	1,210
Operating costs	-	(189,917)	(37,503)	(152,165)	(45,014)	(76,256)	-	(1,266)
Depreciation and Amortization	-	(13,469)	(1,294)	(1,354)	(21)	(5)	-	-
Finance income (expenses)	-	(366,627)	(657)	(4,081)	670	(4,787)	312	64
Income tax and social contribution	-	(6,388)	(1,603)	(3,344)	(1,883)	(1,938)	(94)	(38)
Profit (loss) from Continued Operations	-	(755,032)	53,115	(30,250)	10,669	(26,805)	1,626	2,249

(iii)   Change in investments

	Company	Consolidated

Balance at December 31, 2018	1,407,516	314,505
Income from equity method investments (a)	52,955	435
Capital contribution (reduction)	(681,075)	(19,846)
Derecognition of goodwill on remeasurement of investment at fair value (Note 9.i.c)	(161,100)	(161,100)
Dividends receivable	(1,040)	-
Acquisition of subsidiary (Note 9.1)	43,954	-
Goodwill based on inventory surplus and gain from bargain purchase (Note 9.1)	39,886	-
Assignment of shares (a)	(27,843)	-
Derecognition of goodwill based on inventory surplus (Note 9.i)	(3,000)	-
Other investments	11,392	4,808
Balance at December 31, 2019	681,645	138,802

(a) Amount related to the assignment of shares in controlled SPEs of Gafisa S.A., to SPE Novum Direziones, which is a wholly-owned subsidiary of the Company, in the amount of R$ 27,843.

Gafisa S.A.

Notes to the financial statements --Continued

December 31, 2019

(In thousands of Brazilian Reais, except if stated otherwise)

9.    Investments in ownership interests--Continued

9.1 Business combination

(i)              Divestment of Alphaville Urbanismo

According to Note 1, on December 27, 2019, the Company disclosed the completion of the divestment of its 21.20% interest in Alphaville. The total amount of the transaction is equivalent to R$100,000, settled by offsetting receivables amounting to R$33,500 and receipt of shares in the investee against assets amounting to R$66,500, measured at fair value.

According to the application of the definition of IFRS3/CPC 15 (R1) – Business combination, the transaction related to the acquisition of the control of SPE GDU Loteamentos Ltda. assigned by Alphavile to the urban subdivision business with the acquired assets, was classified as business combination.

As a result of this transaction, the Company made the allocation of the amount of R$39,886 in the line item “Properties for sale”, in the consolidated information and recognized the amount of R$16,592 as gain from bargain purchase.

The following table shows the determination of the acquisition cost determined according to CVM Resolution 665/11:

Net assets assigned	100,000
Net assets received	83,092
We show below the surplus from this transaction:
Carrying amount of acquisition:
Acquisition cost	43,206
Net assets acquired	66,500
Inventory surplus	39,886

Effect on profit or loss:
Gain from bargain purchase	16,592

The Company commissioned a specialized company to make a study to obtain the Purchase Price Allocation (PPA) for measurement of the fair value of the identified assets and allocation of amount. We summarize below the allocation of goodwill arising from the transaction, considering the fair values of the assets and liabilities of the SPE received at the acquisition date:

	Acquired net assets	CPC 15 (R1) adjustments	Acquired net assets at fair value
Properties for sale	43,206	39,886	83,092
Total current assets	43,206	39,886	83,092
Total non-current assets	-

Total assets	43,206	39,886	83,092

Equity	43,206	39,886	83,092
Total liabilities	43,206	39,886	83,092

Gafisa S.A.

Notes to the financial statements --Continued

December 31, 2019

(In thousands of Brazilian Reais, except if stated otherwise)

9.    Investments in ownership interests--Continued

9.1 Business combination--Continued

        In line with CPC 15, the measurement of acquired assets and assumed liabilities was based on fair value, defined using the appropriate methodology for each measured asset. The Company measured the assets considering the income approach and discounted cash flow. The process for determining the fair value involves the use of assumptions, judgments and estimates relating to cash flows, such as growth rate of revenues, costs and expenses, estimates of investment and future working capital, and discount rates. The assumptions relating to projections of growth, cash flow and future cash flows are based on the entity’s business plan, approved by the Management, as well as on comparable market data, and represent the Management’s best estimate of the economic conditions that will prevail during the entity’s economic life, group of assets that provides the generation of cash flows. The future cash flows were discounted based on the rate representative of the cost of capital. The evaluation of the value in use is made for a twenty two-year period, consistently with economic valuation techniques. The main assumptions used in the estimate of value in use are the following: (a) revenue – revenues were projected for the period between 2020 and 2041, considering projection of launches and growth in sales, construction progress and client base, including the inflation adjustments to trade accounts receivable and provided services; (b) operating costs and expenses – costs and expenses were projected in line with the market performance, as well as the historical growth of revenue; (c) discount rate of 9.90% in nominal terms, and (d) going concern assumption, in line of the entity’s business plan. The key assumptions were based on the de market performance of business units, and on reasonable macroeconomic assumptions, and supported by the financial market projections.

Gafisa S.A.

Notes to the financial statements --Continued

December 31, 2019

(In thousands of Brazilian Reais, except if stated otherwise)

10.  Property and equipment

			Company					Consolidated
Type	2018	Initial application CPC 06 (R2) (Note 3)	Addition	Write-off	100% depreciated items	2019	2018	Initial application CPC 06 (R2) (Note 3)	Addition	Write-off	100% depreciated items	2019
Cost
Hardware	10,108	-	318		(1,504)	8,922	10,297	-	318	-	(1,504)	9,111
Leasehold improvements and installations	785	-	-		-	785	834	-	-	-	(63)	771
Furniture and fixtures	637	-	-		-	637	764	-	-	-	(23)	741
Machinery and equipment	2,640	-	-		(79)	2,561	2,640	-	-	-	(79)	2,561
Right-of-use asset	-	4,457	-	(1,222)	-	3,235	-	4,457	-	(1,222)	-	3,235
Sales stands	11,001	-	248	(5,455)	-	5,794	16,541	-	552	(5,455)	-	11,638
	25,171	4,457	566	(6,677)	(1,583)	21,934	31,076	4,457	870	(6,677)	(1,669)	28,057

Accumulated depreciation
Hardware	(2,100)	-	(3,230)		1,504	(3,826)	(2,129)	-	(3,280)		1,504	(3,905)
Leasehold improvements and installations	(427)	-	(355)		-	(782)	(436)	-	(364)		63	(737)
Furniture and fixtures	(447)	-	(64)		-	(511)	(563)	-	(64)		23	(604)
Machinery and equipment	(2,136)	-	(258)		79	(2,315)	(2,136)	-	(258)		79	(2,315)
Right-of-use asset	-	(1,711)	-		-	(1,711)	-	(1,711)	-		-	(1,711)
Sales stands	(2,777)	-	(3,129)	5,264	-	(642)	(5,739)	-	(4,151)	5,264	-	(4,626)
	(7,887)	(1,711)	(7,036)	5,264	1,583	(9,787)	(11,003)	(1,711)	(8,117)	5,264	1,669	(13,898)

Total property and equipment	17,284	2,746	(6,470)	(1,413)	-	12,147	20,073	2,746	(7,247)	(1,413)	-	14,159

The following useful lives and rates are used for calculating depreciation:

	Useful life	Average annual depreciation rate - %
Leasehold improvements and installations	4 years	25
Furniture and fixture	10 years	10
Hardware	5 years	20
Machinery and equipment	10 years	10
Sales stands	1 year	100

The residual value, useful life, and depreciation methods are reviewed at the end of each year; no change having been made in relation to the information for the prior year.

Property and equipment are subject to periodic analysis of impairment. As of December 31, 2019 and 2018 there was no indication of impairment of property and equipment.

11. Intangible assets

			Company
	2018					2019
	Balance	Addition	Write-down	Amortization	100% amortized items	Balance

Software – Cost	24,885	468	(1,388)	-	(8.012)	15.953
Software – Depreciation	(13,886)	-	852	(4,379)	8.012	(9.401)
Total intangible assets	10,999	468	(536)	(4,379)	-	6.552

			Consolidated
	2018					2019
	Balance	Addition	Write-down	Amortization	100% amortized items	Balance

Software – Cost	26,285	468	(1,388)	-	(8,012)	17,353
Software – Depreciation	(14,515)	-	852	(4,618)	8,012	(10,269)
Total intangible assets	11,770	468	(536)	(4,618)	-	7,084

Other intangible assets comprise expenditures on the acquisition and implementation of information systems and software licenses, amortized over the average term of five years (20% per year).

As of December 31, 2019, the test of recovery of the intangible assets of the Company resulted in the need for recognition of a provision for loss on realization (impairment) in the amount of R$536 (R$4,962 in 2018), related to the Company’s software.

Gafisa S.A.

Notes to the financial statements --Continued

December 31, 2019

(In thousands of Brazilian Reais, except if stated otherwise)

12. Loans and financing

			Company		Consolidated
Type	Maturity	Annual interest rate	2019	2018	2019	2018

National Housing System - SFH /SFI (i)	December 2019 to July 2021	8.30% to 14.20% + TR 13.66% and 143% of CDI	421,382	464,992	456,247	528,140
Certificate of Bank Credit - CCB (ii)	March 2021 to August 2021	Fixed 19.56% 2.5%/ 3.70%/ 4.25%+CDI	55,022	95,607	55,022	95,607
Other transactions			14,272	-	21,884	-

Total loans and financing(Note 20.i.d, 20.ii.a and 20.iii))			490.676	560.599	533,153	623,747

Current portion			383,647	252,919	426,124	285,612
Non-current portion			107,029	307,680	107,029	338,135

(i)   The SFH financing is used for covering costs related to the development of real estate ventures of the Company and its subsidiaries, and backed by secured guarantee by the first-grade mortgage of real estate ventures and the fiduciary assignment or pledge of receivables.

(ii)  In the year ended December 31, 2019, the Company made payments in the total amount of  R$162,065, of which R$133,024 related to principal and R$29,041 related to the interest payable. Additionally, during the year, the Company entered into three CCB transactions in the amount of R$10,000, with final maturity in April 2022.

Rates

•  CDI - Interbank Deposit Certificate;

•  TR - Referential Rate.

The current and non-current installments fall due as follows:

	Company		Consolidated
Maturity	2019	2018	2019	2018

2019	-	252,919	-	285,612
2020	383,647	186,163	426,124	216,618
2021	103,269	121,517	103,269	121,517
2022	3,760	-	3,760	-

	490,676	560,599	533,153	623,747

The Company and its subsidiaries have restrictive covenants under certain loans and financing that limit their ability to perform certain actions, such as the issuance of debt, and that could require the early maturity or refinancing of loans if the Company does not fulfill certain restrictive convents.

Gafisa S.A.

Notes to the financial statements --Continued

December 31, 2019

(In thousands of Brazilian Reais, except if stated otherwise)

12. Loans and financing--Continued

The ratios and minimum and maximum amounts required under restrictive covenants for loan and financing transactions are as follows:

	2019	2018

Loans and financing
Net debt cannot exceed 100% of equity plus noncontrolling interests (a)	Debt settled	152.53%
Total accounts receivable(1) plus inventory required to be below zero or 2.0 times over venture debt(2)	4.52 times	4.51 times
Total accounts receivable(1) plus inventory of completed units required to be below zero or 2.0 times over net debt less venture debt(2)	(9.04) times	7.09 times
Total debt, less venture debt, less cash and cash equivalents and short-term investments(3), cannot exceed 75% of equity plus non-controlling interests	-15.81%	45.44%
Total receivables(1) plus unrecognized income plus total inventories of completed units required to be 1.5 time over the net debt plus payable for purchase of properties plus unrecognized cost	3.79 times	1.81 times
Total accounts receivable(1) plus total inventories required to be below zero or 2.0 times over net debt	Debt settled	3.17 times

(1)   Total receivables, whenever mentioned, refer to the amount reflected in the Statement of Financial Position plus the amount not shown in the Statement of Financial Position.

(2)   Venture debt and secured guarantee debt refer to SFH debts, defined as the sum of all disbursed borrowing contracts which funds were provided by the SFH.

(3)   Cash and cash equivalents and short-term investments refer to cash and cash equivalents and marketable securities.

(a)  For the years ended December 31, 2018, the covenant limit is 100%, according to the waiver obtained from the creditor.

Finance expenses of loans, financing and debentures (Note 13) are capitalized at the cost of each venture and land, according to the use of funds, and recognized in profit or loss for the year, according to the criteria for revenue recognition. The capitalization rate used in the determination of costs of loans eligible to capitalization was 10.84% as of December 31, 2019 (11.55% in 2018).

The following table shows the summary of finance expenses and charges and the capitalized portion in the line item properties for sale.

	Company		Consolidated
	2019	2018	2019	2018

Total financial charges for the year	88,230	91,898	89,737	104,066
Capitalized financial charges (Note 30)	(21,179)	(18,270)	(30,358)	(35,686)
Subtotal (Note 24)	67,051	73,628	59,379	68,380

Financial charges included in “Properties for sale”:

Opening balance	211,465	290,631	223,807	301,025
Capitalized financial charges	21,179	18,270	30,358	35,686
Financial charges related to cancelled land sales contract (Note 8.1)	(8,955)	-	(8,955)	-
Charges recognized in profit or loss (Note 23)	(29,891)	(97,436)	(38,275)	(112,904)
Closing balance (Note 6)	193,798	211,465	206,935	223,807

The recorded amount of properties for sale offered as guarantee for loans, financing and debentures is R$421,120 (R$552,752 in 2018).

Gafisa S.A.

Notes to the financial statements --Continued

December 31, 2019

(In thousands of Brazilian Reais, except if stated otherwise)

13. Debentures

				Company and Consolidated
Program/placement	Principal - R$	Annual interest	Final Maturity	2019	2018

Tenth placement (i)	27,224	IPCA + 7.8%	December 2023	38,038	49,299
Eleventh placement – 1st series A (ii)	52,026	CDI + 5.25%	May 2020	52,008	69,831
Twelfth placement (iii)	57,481	CDI + 3.75%	December 2020	57,139	65,714
Thirteenth placement (iv)	35,366	CDI + 3.00%	June 2022	33,792	80,822
Fourteenth placement (v) (a)	15,597	CDI + 5.00%	October 2020	16,548	-
Total debentures (Note 20.i.d, 20.ii.a, 20.iii and 30.ii)				197.525	265.666

Current				158,179	62,783
Non-current				39,346	202,883

(a)    On April 14, 2019, the Company approved the 14th Private Placement of Non-convertible Debentures, with secured guarantee, in sole series in the total amount of up to R$40,000, with final maturity in October 2020. The net proceeds from the placement will be fully and solely used in the development of real estate ventures called “Gafisa Square Ipiranga” and “Moov Espaço Cerâmica”, and their guarantees are represented by the fiduciary assignment of real estate receivables and conditional sale of units. The face value of the Placement will accrue interest corresponding to the cumulative change in Interbank Deposit (DI) plus a surcharge equivalent to 5%p.a..

In the year ended December 31, 2019, the Company made the following payments:

	Face value placement	Interest payable	Total amortization
(i)	9,442	7,429	16,871
(ii)	17,045	7,788	24,833
(iii)	45,426	5,951	51,377
(iv)	9,187	6,099	15,286
	81,100	27,267	108,367

             The current and non-current portions fall due as follows.

	Company and Consolidated
Maturity	2019	2018

2019		62,783
2020	158,179	157,700
2021	23,119	43,391
2022	11,243	1,792
2022	4,984	-
	197,525	265,666

Gafisa S.A.

Notes to the financial statements --Continued

December 31, 2019

(In thousands of Brazilian Reais, except if stated otherwise)

13. Debentures--Continued

The Company is compliant with the restrictive covenants of debentures at the reporting date of these financial statements. The ratios and minimum and maximum amounts required under such restrictive covenants are as follows:

	2019	2018

Tenth placement
Total receivables(1) plus inventories required to be below zero or 2.0 times over net debt less venture debt(2)	(14.62) times	10.63 times
Total debt, less venture debt(2), less cash and cash equivalents and short-term investments(3), cannot exceed 75% of equity plus non-controlling interests	-15.81%	45.44%

(b)

(1)  Total receivables, whenever mentioned, refers to the amount reflected in the Statement of Financial Position plus the amount not shown in the Statement of Financial Position.

(2)   Venture debt and secured guarantee debt refer to SFH debts, defined as the sum of all disbursed borrowing contracts which funds were provided by SFH.

(3)        Cash and cash equivalents and short-term investments refer to cash and cash equivalents and marketable securities.

14. Obligations assumed on the assignment of receivables

The transactions of assignment of the receivable portfolio are as follows:

	Company		Consolidated
	2019	2018	2019	2018

Obligation CCI June/2011 - Note 5(i)	322	376	412	882
Obligation CCI December/2011 - Note 5(ii)	-	363	-	372
Obligation CCI July/2012 - Note 5(iii)	-	10	-	10
Obligation CCI November/2012 - Note 5(iv)	-	-	2,586	2,547
Obligation CCI December /2012 - Note 5(v)	1,683	3,151	1,683	3,151
Obligation CCI November /2013 - Note 5(vi)	242	348	1,170	1,877
Obligation CCI November /2014 - Note 5(vii)	833	1,299	1,203	1,895
Obligation CCI December /2015 - Note 5(viii)	2,342	3,569	5,300	7,797
Obligation CCI February/2016 - Note 5(ix)	5,845	8,863	6,429	9,645
Obligation CCI May/2016 - Note 5(x)	3,385	5,064	4,625	6,790
Obligation CCI August/2016 - Note 5(xi)	2,351	2,985	2,392	3,075
Obligation CCI December /2016 - Note 5(xii)	5,961	7,158	6,106	7,441
Obligation CCI March/2017 - Note 5(xiii)	8,254	11,458	8,455	11,704
Total obligations assumed on assignment of receivables (Note 20.i.d and 20.ii.a)	31,218	44,644	40,361	57,186

Current	14,755	18,554	20,526	25,046
Non-current	16,463	26,090	19,835	32,140

The current and non-current portions fall due as follows:

	Company		Consolidated
Maturity	2019	2018	2019	2018

2019	-	18,554	-	25,046
2020	14,755	10,326	20,526	12,381
2021	5,193	5,366	7,020	7,791
2022	3,620	2,629	4,284	3,092
2023	7,650	7,769	8,531	8,876
	31,218	44,644	40,361	57,186

Regarding the above transactions, the assignor is required to fully formalize the guarantee instruments of receivables in favor of the assignee. Until it is fully fulfilled, these amounts will be classified into a separate account in current and non-current liabilities.

Gafisa S.A.

Notes to the financial statements --Continued

December 31, 2019

(In thousands of Brazilian Reais, except if stated otherwise)

14. Obligations assumed on the assignment of receivables--Continued

Transaction (i) was entered into with Banco BTG Pactual S.A. at rates of 11.48% plus INCC for receivables of units not delivered, and IGP-M or IPCA for the period after the certificate of occupancy.

Transactions (ii) and (iii) were entered into with Polo Multisetorial Fundo de Investimento em Direitos Creditórios at rates that range between 11.25% and 11.50%, plus INCC for receivables of units not delivered, and IGP-M or IPCA for the period after the certificate of occupancy.

Transactions (iv), (v), (vi) and (vii) were entered into with Polo Multisetorial Fundo de Investimento em Direitos Creditórios Não Padronizados at rates that range between 10.50% and 11.48%, plus INCC for receivables of units not delivered, and IGP-M or IPCA for the period after the certificate of occupancy.

Transactions (viii), (ix), (x), (xi), (xii) and (xiii) were entered into with Polo Capital Securitizadora S.A. at rates of 12.00%, plus INCC for receivables of units not delivered, and IGP-M or IPCA for the period after the certificate of occupancy.

15. Other payables

	Company		Consolidated
	2019	2018	2019	2018

Provision for penalties due to delay in construction work	3,659	-	5,283	-
Cancelled contract payable and allowance for cancelled contracts	71,549	71,065	97,255	89,461
Warranty provision	14,419	21,940	14,419	21,940
Long term PIS and COFINS (deferred and payable)	5,780	8,284	8,372	9,622
Provision for net capital deficiency (Note 9.i.d)	14,794	8,423	10,963	3,535
Long-term suppliers (Note 20.i.d)	1,179	12,049	1,382	14,734
Forward transactions – Share Repurchase Program (Note 20.ii a and 20.iii)	-	38,879	-	38,879
Share-based payment - Phantom Shares (Note 18.4)	1,702	4,602	1,702	4,602
Other liabilities	3,379	9,418	5,181	11,038
Total other payables	116,461	174,660	144,557	193,811

Current portion	110,189	156,498	135,492	173,951
Non-current portion	6,272	18,162	9,065	19,860

16. Provisions for legal claims and commitments

The Company and its subsidiaries are parties to lawsuits and administrative proceedings at various courts and government bodies that arise from the ordinary course of business, involving tax, labor, civil, and other matters. Management, based on information provided by its legal counsel, analysis of the pending claims and, with respect to the labor claims, based on past experience regarding the amounts claimed, recognized a provision in an amount considered sufficient to cover the estimated losses on pending decisions. The Company does not expect any reimbursement in connection with these claims.

In the years ended December 31, 2019 and 2018, the changes in the provision are summarized as follows:

Company	Civil lawsuits	Tax proceedings	Labor claims	Total
Balance at December 31, 2017	138,481	759	56,203	195,443
Additional provision (Note 23) (i)	150,011	8	22,084	172,103
Payment and reversal of provision not used (i)	(53,198)	(130)	(23,154)	(76,482)
Balance at December 31, 2018	235,294	637	55,133	291,064
Additional provision (Note 23) (i)	5,744	1,313	2,933	9,990
Payment and reversal of provision not used (i)	(14,087)	732	(24,218)	(37,573)
Balance at December 31, 2019	226,951	2,682	33,848	263,481

Current portion	106,929	1,995	30,699	139,623
Non-current portion	120,022	687	3,149	123,858

Gafisa S.A.

Notes to the financial statements --Continued

December 31, 2019

(In thousands of Brazilian Reais, except if stated otherwise)

16. Provisions for legal claims and commitments --Continued

Consolidated	Civil lawsuits	Tax proceedings	Labor claims	Total
Balance at December 31, 2017	138,636	759	58,982	198,377
Additional provision (Note 23)	150,140	8	22,284	172,432
Payment and reversal of provision not used	(53,294)	(130)	(23,576)	(77,000)
Balance at December 31, 2018	235,482	637	57,690	293,809
Additional provision (Note 23)	5,456	1,369	1,475	8,300
Payment and reversal of provision not used	(13,769)	696	(24,423)	(37,496)
Balance at December 31, 2019	227,169	2,702	34,742	264,613

Current portion	107,127	2,015	31,593	140,735
Non-current portion	120,042	687	3,149	123,878

(a)     Civil lawsuits, tax proceedings and labor claims

As of December 31, 2019, the Company and its subsidiaries have deposited in court the amount of R$122,238 (R$103,701 in 2018) in the Company’s statements, and R$129,933 (R$106,793 in 2018) in the consolidated statements (Note 7).

	Company		Consolidated
	2019	2018	2019	2019

Civil lawsuits	50,308	48,411	54,706	48,992
Tax proceedings	40,516	38,859	41,989	40,031
Labor claims	31,414	16,431	33,238	17,770
Total (Note 7)	122,238	103,701	129,933	106,793

(i)          As of December 31, 2019, the provisions related to civil lawsuits include R$5,397 (R$21,274 in 2018) related to lawsuits in which the Company is included in the defendant side to be liable for in and out of court debts which original debtor is a former shareholder of the Company, Cimob Companhia Imobiliária (“Cimob”), or involve other companies of the same economic group of Cimob. In these lawsuits, the plaintiff argues that the Company should be liable for Cimob’s debts, because in its understanding the requirements for piercing of the corporate veil of Cimob to reach the Company (business succession, merger of assets and/or formation of a same economic group involving the Company and the Cimob Group) are present.

The Company does not agree with the statement of facts based on which it has been included in these lawsuits and continues to dispute in court its liability for the debts of a third company, as well as the amount charged by the plaintiffs. The Company has already obtained favorable and unfavorable decisions in relation to this matter, reason why it is not possible to estimate a uniform outcome in all lawsuits. The Company also aims by filing a lawsuit against Cimob and its former and current parent companies for obtaining the recognition that it should not be liable for the debts of that company, as well as indemnity of the amounts already paid by the Company in lawsuits relating to the charge of debts owed by Cimob.

Gafisa S.A.

Notes to the financial statements --Continued

December 31, 2019

(In thousands of Brazilian Reais, except if stated otherwise)

16. Provisions for legal claims and commitments --Continued

(ii)     Environmental risk

Considering the diversity of environmental legislation in the federal, state and municipal levels, which may restrict or impede the development of real estate ventures, the Company analyzes all environmental risks, including the possible existence of hazardous or toxic materials, residues, vegetation and proximity of the land to permanent preservation areas, in order to mitigate risks in the development of ventures, during the process of land acquisition for future ventures.

In addition, the environmental legislation establishes criminal, civil and administrative sanctions to individuals and legal entities for activities considered as environmental infringements or offense. The penalties include the stop of development activities, loss of tax benefits, confinement and fines. The lawsuits in dispute by the Company in civil court are considered by the legal counsel as possible loss in the amount of R$829 in the Company’s statements and in the consolidated statements (R$18,324 in the Company’s statements and in the consolidated statements in 2018).

(iii)    The Company requested an Arbitration Procedure to the Center for Arbitration and Mediation of the Chamber of Commerce Brazil-Canada, on July 31, 2018,  against Yogo Participações e Empreendimentos Imobiliários S.A. (“Yogo”); Polo Real Estate Fundo de Investimentos e Participações, and Polo Capital Real Estate Gestão de Recursos Ltda. as shareholders of Yogo; and Comasa – Construtora Almeida de Martins Ltda., in view of the breach of contractual obligations. As of December 31, 2019, the arbitration is in initial stage, no decision being awarded yet.

(iv)    Lawsuits in which likelihood of loss is rated as possible

As of December 31, 2019, the Company and its subsidiaries are aware of other claims, and civil, labor and tax risks. Based on the history of probable lawsuits and the specific analysis of main claims, the measurement of the claims with likelihood of loss considered possible amounted to R$563,239 (R$318,322 in 2018) in the Company’s statements and R$565,410 (R$319,902 in 2018) in the consolidated statements, based on average past outcomes adjusted to current estimates, for which the Company’s Management believes it is not necessary to recognize a provision for any losses. The change in the period was caused by change in the volume of lawsuits with diluted amounts, and review of the involved amounts.

	Company		Consolidated
	2019	2018	2019	2018

Civil lawsuits	398,325	197,090	398,676	197,142
Tax proceedings	97,871	94,341	98,186	94,541
Labor claims	66,243	26,891	68,548	28,219
	562,439	318,322	565,410	319,902

Gafisa S.A.

Notes to the financial statements --Continued

December 31, 2019

(In thousands of Brazilian Reais, except if stated otherwise)

16. Provisions for legal claims and commitments --Continued

(b)      Payables related to the completion of real estate ventures

The Company commits to complete units sold and to comply with the laws regulating the civil construction sector, including obtaining licenses from the proper authorities, and compliance with the terms for starting and delivering the ventures, being subject to legal and contractual penalties. As of December 31, 2019, the Company and its subsidiaries have restricted cash in guarantee to loans, which will be released to the extent the guarantee ratios described in Note 4.2 are met, which include land and receivables pledged in guarantee of 120% of the debt outstanding.

(c)      Other commitments

In addition to the commitments mentioned in Notes 6, 12 and 13, the Company has commitments related to the rental of two commercial properties where its facilities are located, at a monthly cost of R$167 (including rent, condominium fees, and IPTU), indexed to the IGP-M/FGV change and termination of contract in August 2024.

The estimate of minimum future rent payments of this new contract for commercial property (cancellable leases) totals R$9,486, considering the above-mentioned contract expiration, as follows.

Consolidated
Estimate of payment	2019

2020	2,057
2021	2,139
2022	2,224
2023	2,314
2024 onwards	752
9,486

17. Payables for purchase of properties and advances from customers

		Company		Consolidated
	Maturity	2019	2018	2019	2018

Payables for purchase of properties	January 2020 to November 2022	68,020	122,072	68,133	137,170
Present value adjustment		(5,295)	(14,455)	(5,298)	(15,075)
Advances from customers
Development and services (Note 5)		1,540	9,337	14,197	12,069
Barter transaction - Land (Note 30 (i))		94,075	117,145	145,396	175,267

Total payables for purchase of properties and advance from customers (Notes 20.i.d and 20.ii.a)		158,340	234,099	222,428	309,431

Current portion		89,825	82,264	129,353	113,355
Non-current portion		68,515	151,835	93,075	196,076

Current and non-current portions fall due as follows:

	Company		Consolidated
Maturity	2019	2018	2019	2018

2019	-	82,264	-	113,355
2020	89,825	56,592	129,353	85,503
2021	28,352	44,203	40,219	50,954
2022	29,208	50,130	33,396	58,696
2023	10,599	910	10,597	923
2024 onwards	356	-	8,863	-
	158,340	234,099	222,428	309,431

Gafisa S.A.

Notes to the financial statements --Continued

December 31, 2019

(In thousands of Brazilian Reais, except if stated otherwise)

18. Equity

18.1.   Capital

The Company’s Board of Directors ratified the following capital increases in the year ended December 31, 2019:

•       On June 24, 2019: subscription and payment of 26,273,962 new common shares, of which 12,170,035 shares at the price of R$5.12 and 14,103,927 shares at the price of R$4.96, totaling R$62,311 and R$69,955, respectively.

•       On October 23, 2019: subscription and payment of 48,968,124 new common shares, of which 45,554,148 shares, at the price of R$5.58 and 3,413,976 shares at the price of R$5.42, totaling R$254,192 and R$18,503, respectively.

Therefore, as of December 31, 2019, the Company's authorized and paid-in capital amounted to R$2,926,280 (R$2,521,319 in 2018), represented by 120,000,000 (43,727,589 in 2018) registered common shares, with no par value, of which 2,981,052 (3,943,420 in 2018) were held in treasury.

According to the Company’s Articles of Incorporation, capital may be increased without need of making amendment to it, upon resolution of the Board of Directors, which shall set the conditions for issuance within the limit of 120,000,000 (one hundred and twenty million) common shares.

On April 24, 2019, the Company disclosed a Notice to the Market informing about the re-issue of 1,400,325 shares of the Company, related to the previously cancelled shares, of which (i) 1,030,325 shares had been cancelled in the meeting of the Board of Directors on December 19, 2018; and (ii) 370,000 shares had been cancelled on January 22, 2019, according to the resolution taken at the Extraordinary Shareholders’ Meeting held on April 15, 2019.

The Company transferred 9,174 shares (17,319 in 2018), in the total amount of R$141 (R$530 in 2018) related to the exercise of options under the stock option plan of common shares by the beneficiaries, for which it received the total amount of R$148 (R$418 in 2018), and made the disposal of 59,480 shares, for which it received the total amount of R$714.

	Treasury shares
	Type	GFSA3	R$	%	Market value (*) R$ thousand		Carrying value R$ thousand
Acquisition date		Number (i)	Weighted average price	% - on shares outstanding	2019	2018	2019	2018
2001	11/20/2001	44,462	38.9319	0.11%	385	751	1,731	1,731

2013	Acquisitions	1,372,096	51.9927	3.46%	11,896	23,188	71,339	71,339

2014	Acquisitions	3,243,947	35.5323	8.19%	28,125	54,823	115,265	115,265
2014	Transfers	(405,205)	43.3928	-1.02%	(3,513)	(6,848)	(17,583)	(17,583)
2014	Cancellations	(2,039,086)	44.9677	-5.15%	(17,679)	(34,461)	(91,693)	(91,693)

2015	Acquisitions	884,470	27.3124	2.23%	7,668	14,948	24,157	24,157
2015	Transfers	(90,622)	33.3473	-0.23%	(786)	(1,531)	(3,022)	(3,022)
2015	Cancellations	(2,225,020)	33.3543	-5.61%	(19,291)	(37,603)	(74,214)	(74,214)

2016	Acquisitions	334,020	26.0254	0.84%	2,896	5,645	8,693	8,693
2016	Transfers	(68,814)	31.2290	-0.17%	(597)	(1,163)	(2,149)	(2,149)

2017	Transfers	(112,203)	30.6320	-0.28%	(973)	(1,896)	(3,435)	(3,435)

2018	Acquisitions	13,221,300	13.4953	33.36%	114,629	223,440	178,425	178,425
2018	Transfers	(17,319)	30.6022	-0.04%	(150)	(293)	(530)	(530)
2018	Cancellation	(1,030,326)	-	-2.60%	(8,933)	(17,412)	-	-
2018	Disposal	(9,168,280)	16.1463	-23.14%	(79,489)	(154,944)	(148,034)	(148,034)

2019	Acquisitions	6,794,011	14.7355	10.01%	58,904	-	100,113	-
2019	Transfers	(9,174)	15.3695	-0.01%	(80)	-	(141)	-
2019	Cancellation	(370,000)	15.5324	-0.54%	(3,208)	-	(5,747)	-
2019	Disposal	(7,377,205)	14.5999	-10.84%	(63,960)	-	(109,658)	-
		2,981,052	14.5976	6.09%	25,844	66,644	43,517	58,950

 (*)   Market value calculated based on the closing share price on December 31, 2019 of R$8.67 in 2018 (R$16.90 in 2018) not considering the effect of occasional volatilities.

Gafisa S.A.

Notes to the financial statements --Continued

December 31, 2019

(In thousands of Brazilian Reais, except if stated otherwise)

18. Equity --Continued

18.1.   Capital --Continued

The Company holds shares in treasury acquired in 2001 in order to guarantee the performance of lawsuits (Note 16(a)(i)).

The change in the number of outstanding shares is as follows:

Common shares - In thousands
Outstanding shares as of December 31, 2017	26,972
Subscription of shares	16,718
Transfer related to the stock option plan	17
Repurchase of shares	(13,221)
Disposal of shares	9,168
Cancellation of treasury shares	(1,030)
Change in shares held by the management members of the Company	(25)
Outstanding shares as of December 31, 2018	38,599
Subscription of shares	76,642
Repurchase of shares	(7,164)
Disposal of shares	7,386
Cancellation of treasury shares	370
Change in shares held by the management members of the Company	1,172
Outstanding shares as of December 31, 2019	117,005

Weighted average shares outstanding (Note 27)	68,584

18.2.   Allocation of profit (loss) for the year

According to the Company’s Articles of Incorporation, profit for the year is allocated as follows, after deduction for any accumulated losses and provision for income taxes: (i) 5% to legal reserve, reaching up to 20% of paid-in capital, or when the legal reserve balance plus capital reserves is in excess of 30% of capital; (ii) 25% of the remaining balance to pay mandatory dividends; and (iii) amount not in excess of 71.25% to set up the Reserve for Investments, with the purpose of financing the expansion of the operations of the Company and its subsidiaries.

The Board of Directors, by resolution at the Annual Shareholders’ Meeting, shall examine the accounts and financial statements related to the fiscal year 2019.

In view of the accumulated losses as of December 31,2019, the allocation of profit or loss for the year is not applicable.

Balance of accumulated losses for 2017	(1,866,289)
Net loss for 2018	(419,526)
Share repurchase program	(22,588)
Balance of accumulated losses for 2018	(2,308,403)
Net loss for 2019	(13,742)
Share repurchase program	(4,521)
Balance of accumulated losses for 2019	(2,326,666)

18.3.   Stock option plan

Expenses for granting stocks are recorded under the account “General and administrative expenses” (Note 23) and showed the following effects on profit or loss in the years ended December 31, 2019 and 2018:

	2019	2018

Equity-settled stock option plans (i)	534	1,304
Phantom Shares (Note 18.4)	(2,900)	623
Total option grant expenses (Note 23)	(2,366)	1,927

(i) In the year ended December 31, 2018, the amount of R$2,104 was reversed because the options of beneficiaries were cancelled for forfeiture.

Gafisa S.A.

Notes to the financial statements --Continued

December 31, 2019

(In thousands of Brazilian Reais, except if stated otherwise)

18. Equity --Continued

18.3.   Stock option plan --Continued

 (i)    Gafisa

The Company has a total of six stock option plans comprising common shares, launched in 2012, 2013, 2014, 2015, 2016 and 2018 which follows the rules established in the Stock Option Plan of the Company.

The granted options entitle their holders (employees) to subscribe common shares of the Company’s capital, after periods that range from one to four years of employment (essential condition to exercise the option), and expire  six to ten years after the grant date.

The fair value of options is set on the grant date, and it is recognized as expense in profit or loss (as contra-entry to equity) during the grace period of the plan, to the extent the services are provided by employees and management members.

Changes in the stock options outstanding in the years ended December 31, 2019 and 2018, including the respective weighted average exercise prices are as follows:

	2019		2018
	Number of options	Weighted average exercise price (Reais)	Number of options	Weighted average exercise price (Reais)
Options outstanding at the beginning of the year	1,239,557	15.58	841,172	16.99
Options granted	-	-	2,685,474	15.00
Options exercised (i)	(9,174)	(16.16)	(21,079)	(16.25)
Options cancelled for forfeiture (ii)	-	-	(2,252,076)	(15.00)
Options cancelled and adjustment to number due to the discontinued operations of Tenda, net	-	-	(13,934)	(0.09)
Options outstanding at the end of the year	1,230,383	16.64	1,239,557	15.58

(i) In the year ended December 31, 2019, the amount received through exercised options was R$148 (R$418 in 2018).

(ii)  Options cancelled for forfeiture as the beneficiaries who would be entitled were dismissed as part of the process of turnaround and streamlining of the corporate structure of the Company.

As of December 31, 2019, the stock options outstanding and exercisable are as:

Options outstanding			Options exercisable
Number of options	Weighted average remaining contractual life (years)	Weighted average exercise price (R$)	Number of options	Weighted average exercise price (R$)

1,230,383	8.06	16.64	519,064	19.47

During the year ended December 31, 2019, the Company did not grant any option (2,685,474 option granted in 2018) in connection with its stock option plans comprising common shares.

Gafisa S.A.

Notes to the financial statements --Continued

December 31, 2019

(In thousands of Brazilian Reais, except if stated otherwise)

18. Equity --Continued

18.3.   Stock option plan --Continued

The models used by the Company for pricing granted options are the Binomial model for traditional options and the MonteCarlo model for options in the Restricted Stock Options format.

In 2018, the fair value of the options granted totaled R$17,032, which was determined based on the following assumptions. In view of the cancellation of options for forfeiture of beneficiaries, the program’s fair value, considering the remaining options, is R$1,071.

2018
Pricing model	Binomial
Exercise price of options (R$)	R$15.00
Weighted average price of options ( (R$)	R$15.00
Expected volatility (%) – (*)	52%
Expected option life (years)	4.6 years
Dividend income (%)	1.98%
Risk-free interest rate (%)	6.64%

           (*) The volatility was determined based on regression analysis of the ratio of the share volatility of Gafisa S.A. to the Ibovespa index.

18.4.   Share-based payment – Phantom Shares

The Company has a total of two cash-settled share-based payment plans with fixed terms and conditions, according to the plans approved by the Company, launched in 2015 and 2016.

As of December 31, 2019, the amount of R$1,702 (R$4,602 in 2018), related to the fair value of the phantom shares granted, is recognized in the heading “Other payables” (Note 15).

19. Income tax and social contribution

The reconciliation of the effective tax rate for the periods ended December 31, 2019 and 2018 is as follows:

	Company		Consolidated
	2019	2018	2019	2018

Loss before income tax and social contribution, and statutory interest	(51,001)	(444,626)	(49,378)	(443,027)
Income tax calculated at the applicable rate - 34%	17,340	151,173	16,789	150,629

Net effect of subsidiaries and ventures taxed by presumed profit and RET	-	-	(17,951)	(11,892)
Income from equity method investments	15,933	(17,316)	(1,701)	(5,264)
Stock option plan	(142)	(443)	(142)	(443)
Net effect on divestment of associate	22,610	-	22,610	-
Other permanent differences	22,555	(968)	56,613	(968)
Charges on payables to venture partners	-	(138)		211
Net effect on discontinued operations	-	-	-	-
Recognized (unrecognized) tax credits	(41,037)	(107,208)	(40,843)	(110,522)
	37,259	25,100	35,375	21,751

Tax expenses - current	-	-	(1,984)	(3,349)
Tax income (expenses) - deferred	37,259	25,100	37,259	25,100

Gafisa S.A.

Notes to the financial statements --Continued

December 31, 2019

(In thousands of Brazilian Reais, except if stated otherwise)

19. Income tax and social contribution --Continued

(ii)    Deferred income tax and social contribution

The Company recognized deferred tax assets on tax losses and income tax and social contribution carryforwards for prior years, which have no expiration, and for which offset is limited to 30% of annual taxable profit, to the extent the taxable profit is probable to be available for offsetting temporary differences, based on the assumptions and conditions established in the business model of the Company.

As of December 31, 2019 and 2018, deferred income tax and social contribution are from the following sources:

 (ii)   Deferred income tax and social contribution --Continued

	Company		Consolidated
	2019	2018	2019	2018
Assets
Provisions for legal claims	89,584	98,962	89,968	99,895
Temporary differences – Deferred PIS and COFINS	14,997	15,722	14,997	15,722
Provisions for realization of non-financial assets	261,816	264,022	261,816	264,022
Temporary differences – CPC adjustment	12,114	22,796	12,114	22,796
Other provisions	6,489	11,838	6,479	11,838
Income tax and social contribution loss carryforwards	411,064	356,474	431,311	375,007
	796,064	769,814	816,685	789,280

Unrecognized tax credits of continued operations	(725,475)	(686,400)	(746,707)	(705,866)
	(725,475)	(686,400)	(746,707)	(705,866)
Liabilities
Discounts	(2,069)	(2,069)	(2,069)	(2,069)
Temporary differences –CPC adjustment	(42,273)	(67,170)	(41,671)	(67,170)
Income taxed between cash and accrual basis	(38,361)	(63,547)	(38,352)	(63,547)
	(82,703)	(132,786)	(82,092)	(132,786)

Total net	(12,114)	(49,372)	(12,114)	(49,372)

The balances of income tax and social contribution loss carryforwards for offset are as follows:

Company
2019			2018
Income tax	Social contribution	Total	Income tax	Social contribution	Total

Balance of income tax and social contribution loss carryforwards

1,209,011	1,209,011	-	1,048,452	1,048,452	-

Deferred tax asset (25%/9%)

302,253	108,811	411,064	262,113	94,361	356,474

Recognized deferred tax asset

9,781	3,521	13,302	15,273	5,498	20,771

Unrecognized deferred tax asset

292,472	105,290	397,762	246,840	88,863	335,703

Consolidated
2019			2018
Income tax	Social contribution	Total	Income tax	Social contribution	Total

Balance of income tax and social contribution loss carryforwards

1,268,563	1,268,563	-	1,104,648	1,104,648	-

Deferred tax asset (25%/9%)

317,141	114,170	431,311	276,162	99,418	375,580

Recognized deferred tax asset

9,781	3,521	13,302	15,273	5,498	20,771

Unrecognized deferred tax asset

307,360	110,649	418,009	260,889	93,920	354,809

In the year ended December 31, 2019 and 2018, the credit effect of income tax and social contribution on statement of profit or loss of the Company is mainly caused by the write-off and impairment recorded at the initial value of the portion of remeasurement of the investment stated at fair value, respectively.

Gafisa S.A.

Notes to the financial statements --Continued

December 31, 2019

(In thousands of Brazilian Reais, except if stated otherwise)

20. Financial instruments

The Company and its subsidiaries engage in operations involving financial instruments. These instruments are managed through operational strategies and internal controls aimed at providing liquidity, return and safety. The use of financial instruments for hedging purposes is achieved through a periodical analysis of exposure to the risk that the management intends to cover (exchange, interest rate, etc.) which is submitted to the corresponding Management bodies for approval and performance of the proposed strategy. The control policy consists of ongoing monitoring of the contracted conditions in relation to the prevailing market conditions. The Company and its subsidiaries do not use derivatives or any other risky assets for speculative purposes. The result from these operations is consistent with the policies and strategies devised by the Company’s Management. The Company and its subsidiaries operations are subject to the risk factors described below:

 (i)    Risk considerations

a)     Credit risk

The Company and its subsidiaries restrict their exposure to credit risks associated with cash and cash equivalents, investing only in short-term securities of top tier financial institutions.

With regards to accounts receivable, the Company restricts its exposure to credit risks through sales to a broad base of customers and ongoing credit analysis. Additionally, there is no relevant history of losses due to the existence of secured guarantee, represented by real estate unit, for the recovery of its products in the cases of default during the construction period. As of December 31, 2019 and 2018, there was no significant credit risk concentration associated with customers.

b)     Derivative financial instruments

The Company does not have derivative instruments to mitigate the risk arising from its exposure to index and interest volatility recognized at their fair value in profit or loss for the year.

Gafisa S.A.

Notes to the financial statements --Continued

December 31, 2019

(In thousands of Brazilian Reais, except if stated otherwise)

20. Financial instruments --Continued

(i)     Risk considerations--Continued

b)     Derivative financial instruments --Continued

Additionally, during the year ended December 31, 2018, in the context of the treasury share repurchase program (Note 18.1), the Company used derivative financial instruments, through forward contracts, to make transactions with shares traded in the market, which were settled in the year ended December 31, 2019.

        The estimated fair value of derivative financial instruments purchased by the Company was determined based on information available in the market and specific valuation methodologies. However, considerable judgment was necessary for interpreting market data to produce the estimated fair value of each transaction, which may vary upon the financial settlement of transactions.

c)     Interest rate risk

Interest rate risk arises from the possibility that the Company and its subsidiaries may experience gains or losses arising from fluctuations in the interest rates of its financial assets and liabilities. Aiming to mitigate this kind of risk, the Company and its subsidiaries seek to diversify funding in terms of fixed and floating rates. The interest rates on loans, financing and debentures are disclosed in Notes 12 and 13. The interest rates contracted on financial investments are disclosed in Note 4. Accounts receivable from completed real estate units (Note 5) are subject to annual interest rate of 12%, recognized on a pro rata basis.

d)     Liquidity risk

Liquidity risk refers to the possibility that the Company and its subsidiaries do not have sufficient funds to meet their commitments in view of the settlement terms of its rights and obligations.

To mitigate liquidity risks, and to optimize the weighted average cost of capital, the Company and its subsidiaries monitor on an on-going basis the indebtedness levels according to the market standards, and the fulfillment of covenants provided for in loan, financing and debenture agreements, in order to guarantee that the operating-cash generation and the advance funding, when necessary, are sufficient to meet the schedule of commitments, appropriately mitigating liquidity risk to the Company or its subsidiaries (Notes 12 and 13).

Gafisa S.A.

Notes to the financial statements --Continued

December 31, 2019

(In thousands of Brazilian Reais, except if stated otherwise)

20. Financial instruments --Continued

(i)     Risk considerations--Continued

d)     Liquidity risk --Continued

The maturities of financial instruments of loans, financing, suppliers, debentures, forward transactions, obligations assumed on assignment of receivables, suppliers, payables for purchase of properties and advance from customers are as follows:

Year ended December 31, 2019	Company
Liabilities	Less than 1 year	1 to 3 years	4 to 5 years	Over 5 years	Total
Loans and financing (Note 12)	383,647	107,029	-	-	490,676
Debentures (Note 13)	158,179	39,346	-	-	197,525
Obligations assumed on assignment of receivables (Note 14)	14,755	11,390	3,098	1,975	31,218
Suppliers (Note 15 and Note 20.ii.a)	79,106	1,179	-	-	80,285
Payable for purchase of properties and advances from customers (Note 17)	89,825	57,561	10,954	-	158,340
	725,512	216,505	14,052	1,975	958,044
Assets
Cash and cash equivalents and short-term investments (Notes 4.1 and 4.2)	402,053	-	-	-	402,053
Trade accounts receivable (Note 5)	361,649	87,283	11,085	-	460,017
	763,702	87,283	11,085	-	862,070

Year ended December 31, 2019	Consolidated
Liabilities	Less than 1 year	1 to 3 years	4 to 5 years	Over 5 years	Total
Loans and financing (Note 12)	426,124	107,029	-	-	533,153
Debentures (Note 13)	158,179	39,346	-	-	197,525
Obligations assumed on assignment of receivables (Note 14)	20,526	15,337	3,640	858	40,361
Suppliers (Note 15 and Note 20.ii.a)	95,450	1,382	-	-	96,832
Payable for purchase of properties and advances from customers (Note 17)	129,353	73,571	19,504	-	222,428
	829,632	236,665	23,144	858	1,090,299
Assets
Cash and cash equivalents and short-term investments (Notes 4.1 and 4.2)	414,330	-	-	-	414,330
Trade accounts receivable (Note 5)	445,303	98,908	13,227	-	557,438
	859,633	98,908	13,227	-	971,768

Gafisa S.A.

Notes to the financial statements --Continued

December 31, 2019

(In thousands of Brazilian Reais, except if stated otherwise)

20. Financial instruments --Continued

(i)     Risk considerations--Continued

d)     Liquidity risk --Continued

Fair value classification

The Company uses the following classification to determine and disclose the fair value of financial instruments by the valuation technique o:

Level 1: quoted prices (without adjustments) in active markets for identical assets or liabilities;

Level 2: inputs other than the quoted market prices within Level 1 that are observable for asset or liability, either directly (as prices) or indirectly (derived from prices); and

Level 3: inputs for asset or liability not based on observable market data (unobservable inputs).

The classification level of fair value for financial instruments measured at fair value through profit or loss of the Company as of December 31, 2019 and 2018 is as follows:

	Company			Consolidated
	Fair value classification
As of December 31, 2019	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3

Financial assets
Short-term investments (Note 4.2)	-	401,243	-	-	401,895	-

	Company			Consolidated
	Fair value classification
As of December 31, 2018	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3

Financial assets
Short-term investments (Note 4.2)	-	102,827	-	-	104,856	-

In the years ended December 31, 2019 and 2018, there was no transfer between the Levels 1 and 2 fair value classifications, nor were transfers between Levels 3 and 2 fair value classifications.

 (ii)   Fair value of financial instruments

a)     Fair value measurement

The following estimated fair values were determined using available market information and proper measurement methodologies. However, a considerable amount of judgment is necessary to interpret market information and estimate fair value. Accordingly, the estimates presented in this document are not necessarily indicative of amounts that the Company could realize in the current market. The use of different market assumptions and/or estimation methodology may have a significant effect on estimated fair values.

Gafisa S.A.

Notes to the financial statements --Continued

December 31, 2019

(In thousands of Brazilian Reais, except if stated otherwise)

20. Financial instruments —Continued

(ii)    Fair value of financial instruments--Continued

a)     Fair value measurement --Continued

The following methods and assumptions were used in order to estimate the fair value of each financial instrument type for which the estimate of values is practicable.

(i)      The amounts of cash and cash equivalents, short-term investments, accounts receivable, other receivables, suppliers, and other current liabilities approximate to their fair values recorded in the financial statements.

(ii)     The fair value of bank loans and other financial debts is estimated through future cash flows discounted using benchmark interest rates available for similar and outstanding debts or terms.

The most significant carrying values and fair values of financial assets and liabilities as of December 31, 2019 and 2018 are as follows:

	Company
	2019		2018
	Carrying value	Fair value	Carrying value	Fair value	Classification

Financial assets
Cash and cash equivalents (Note 4.1)	810	810	29,180	29,180	(*)
Short-term investments (Note 4.2)	401,243	401,243	102,827	102,827	(*)
Trade accounts receivable (Note 5)	460,017	460,017	546,978	546,978	(**)
Loans receivable (Note 21.1)	33,416	33,416	28,409	28,409	(**)

Financial liabilities
Loans and financing (Note 12)	490,676	502,909	560,598	491,198	(**)
Debentures (Note 13)	197,525	278,727	265,666	302,126	(**)
Forward transactions – Share repurchase program (Note 15)	-	-	38,879	38,879	(**)
Suppliers	80,285	80,285	128,997	128,997	(**)
Obligations assumed on assignment of receivables(Note 14)	31,218	31,218	44,644	44,644	(**)
Payable for purchase of properties and advances from customers (Note 17)	158,340	158,340	234,099	234,099	(**)
Loans payable (Note 21.1)	9,280	9,280	15,451	15,451	(**)

	Consolidated
	2019		2018
	Carrying value	Fair value	Carrying value	Fair value	Classification

Financial assets
Cash and cash equivalents (Note 4.1)	12,435	12,435	32,304	32,304	(*)
Short-term investments (Note 4.2)	401,895	401,895	104,856	104,856	(*)
Trade accounts receivable (Note 5)	557,438	557,438	642,009	642,009	(**)
Loans receivable (Note 21.1)	33,416	33,416	28,409	28,409	(**)

Financial liabilities
Loans and financing (Note 12)	533,153	542,909	623,747	555,855	(**)
Debentures (Note 13)	197,525	278,727	265,666	302,126	(**)
Forward transactions – Share repurchase program (Note 15)	-	-	38,879	38,879	(**)
Suppliers	96,832	96,832	134,581	134,581	(**)
Obligations assumed on assignment of receivables(Note 14)	40,361	40,361	57,186	57,186	(**)
Payable for purchase of properties and advances from customers (Note 17)	222,428	222,428	309,431	309,431	(**)
Loans payable (Note 21.1)	9,280	9,280	15,451	15,451	(**)

(*) Fair value through profit or loss

(**) Amortized cost

Gafisa S.A.

Notes to the financial statements --Continued

December 31, 2019

(In thousands of Brazilian Reais, except if stated otherwise)

20. Financial instruments --Continued

(ii)    Fair value of financial instruments--Continued

a)      Risk of debt acceleration

As of December 31, 2019, the Company has loans and financing contracts with restrictive covenants related to cash generation, indebtedness ratios, capitalization, debt coverage, maintenance of shareholding position, and others. The breach of such obligations by the Company may give rise to the acceleration of its debts and/or acceleration of other debts of the Company, including due to the performance of any cross default or cross acceleration clauses, which may negatively impact the profit or loss of the Company and the value of its shares.

These restrictive covenants have been complied with by the Company and do not limit its ability to conduct its business as usual.

 (iii)  Capital stock management

The objective of the Company’s capital stock management is to guarantee the maintenance of a strong credit rating in institutions and an optimum capital ratio, in order to support the Company’s business and maximize value to shareholders.

The Company controls its capital structure by making adjustments and adapting to current economic conditions. In order to maintain its structure adjusted, the Company may pay dividends, return on capital to shareholders, take out new loans and issue debentures, among others.

There were no changes in objectives, policies or procedures during the years ended December 31, 2019 and 2018.

The Company included in its net debt structure: loans and financing, debentures, obligations assumed on assignment of receivables, and payables to venture partners less cash and cash equivalents and short-term investments):

	Company		Consolidated
	2019	2018	2019	2018

Loans and financing (Note 12)	490,676	560,599	533,153	623,747
Debentures (Note 13)	197,525	265,666	197,525	265,666
( - ) Cash and cash equivalents and (Note 4.1 e 4.2)	(402,053)	(132,007)	(414,330)	(137,160)
Net debt	286,148	694,258	316,348	752,253
Equity	898,088	491,317	899,523	493,191

Gafisa S.A.

Notes to the financial statements --Continued

December 31, 2019

(In thousands of Brazilian Reais, except if stated otherwise)

20. Financial instruments --Continued

 (iv)  Sensitivity analysis

The sensitivity analysis of financial instruments for the years ended December 31, 2019 and 2018 describes the risks that may give rise to material changes in the Company’s profit or loss, as provided for by CVM, through Rule 475/08, in order to show a 10%, 25% and 50% increase/decrease in the risk variable considered.

As of December 31, 2019, besides the derivative instruments, the Company has the following financial instruments:

a)   Short-term investments, loans and financing and debentures linked to the Interbank Deposit Certificate (CDI);

b)   Loans and financing linked to the Referential Rate (TR) and CDI, and debentures linked to the CDI and Broad Consumer Price Index (IPCA);

c)   Accounts receivable and payable for purchase of properties, linked to the National Civil Construction Index (INCC) and General Market Price Index (IGP-M).

For the sensitivity analysis in the year ended December 31, 2019, the Company considered the interest rates of investments, loans and accounts receivable, the CDI rate at 5.96%, TR at 0%, INCC at 4.15%, IPCA at 4.31% and IGP-M at 7.32%. The scenarios considered were as follows:

Scenario I - Probable: 10% increase/decrease in the risk variables used for pricing

Scenario II - Possible: 25% increase/decrease in the risk variables used for pricing

Scenario III - Remote: 50% increase/decrease in the risk variables used for pricing

The Company shows in the following chart the sensitivity to risks to which the Company is exposed, taking into account that the possible effects would impact the future results, based on the exposures shown as of December 31, 2019. The effects on equity are basically the same of the profit or loss ones.

		Scenario
		I	II	III	III	II	I
Transaction	Risk	Increase 10%	Increase 25%	Increase 50%	Decrease 50%	Decrease 25%	Decrease 10%

Financial investments	Increase/decrease of CDI	2,072	5,179	10,359	(2,072)	(5,179)	(10,359)
Loans and financing	Increase/decrease of CDI	(1,429)	(3,573)	(7,145)	1,429	3,573	7,145
Debentures	Increase/decrease of CDI	(804)	(2,010)	(4,020)	804	2,010	4,020

Net effect of CDI change		(161)	(404)	(806)	161	404	806

Loans and financing	Increase/decrease of TR	-	-	-	-	-	-

Net effect of TR change		-	-	-	-	-	-

Debentures	Increase/decrease of IPCA	(157)	(393)	(785)	157	393	785

Net effect of IPCA change		(157)	(393)	(785)	157	393	785

Receivables	Increase/decrease of INCC	1,191	2,977	5,954	(1,191)	(3,082)	(5,954)
Payables for purchase of properties	Increase/decrease of INCC	(886)	(2,216)	(4,431)	886	2,107	4,431

Net effect of INCC change		305	761	1,523	(305)	(975)	(1,523)

Receivables	Increase/decrease of IGP-M	1,763	4,408	8,816	(1,763)	(4,408)	(8,816)

Net effect of IGP-M change		1,763	4,408	8,816	(1,763)	(4,408)	(8,816)

Gafisa S.A.

Notes to the financial statements --Continued

December 31, 2019

(In thousands of Brazilian Reais, except if stated otherwise)

21. Related parties

21.1.   Balances with related parties

The transactions between the Company and related companies are made under conditions and prices established between the parties.

	Company		Consolidated
Current account	2019	2018	2019	2018

Assets
Current account (a):
Total SPEs	354	606	64,441	51,624
Subsidiaries	-	-	57,027	43,004
Jointly-controlled investees	321	573	7,381	8,587
Associates	33	33	33	33
Condominium, consortia (b) and third-party works(c)	13,162	13,036	13,165	13,036
Loans receivable (d) (Note 20.ii.a)	33,416	28,409	33,416	28,409
Dividends receivable	9,872	12,977	-	-
	56,804	55,028	111,022	93,069

Current	23,388	26,619	77,606	64,660
Non-current	33,416	28,409	33,416	28,409

Liabilities
Current account (a):
Total SPEs	(182,084)	(924,152)	(55,104)	(40,713)
Subsidiaries	(156,192)	(899,219)	(29,211)	(15,780)
Jointly-controlled investees	(23,228)	(16,532)	(23,229)	(16,532)
Associates	(2,664)	(8,401)	(2,664)	(8,401)
Loans payables (d) (Note 20.ii.a)	(9,280)	(15,451)	(9,280)	(15,451)
	(191,364)	(939,603)	(64,384)	(56,164)

Current	(191,364)	(939,603)	(64,384)	(56,164)
Non-current	-	-	-	-

 (a)  The Company participates in the development of real estate ventures with other partners, directly or through related parties, based on the formation of condominiums and/or consortia. The management structure of these ventures and the cash management are centralized in the lead partner of the venture, which manages the construction schedule and budgets. Thus, the lead partner ensures that the investments of the necessary funds are made and allocated as planned. The sources and use of resources of the venture are reflected in these balances, observing the respective interest of each investor, which are not subject to indexation or financial charges and do not have a fixed maturity date. Such operations aim at simplifying business relations that demand the joint management of amounts reciprocally owed by the involved parties and, consequently, the control over the change of amounts reciprocally provided which offset against each other at the time the current account is closed. The average term for the development and completion of the ventures in which the resources are invested is between 24 and 30 months. The Company receives a compensation for the management of these ventures.

(b)   Refers to transactions between the lead partner of consortium, partners, and condominiums.

(c)   Refers to operations in third-party’s works.

(d)   The loans of the Company with its subsidiaries, shown below, are made to provide subsidiaries with cash to carry out their respective activities, subject to the respective agreed-upon financial charges. The businesses and operations with related parties are carried out strictly at arm’s length, in order to protect the interests of the both parties involved in the business.

The composition, nature and conditions of the balances of loans receivable and payable of the Company are as follows. Loans have maturity from January 2020 and are tied to the cash flows of the related ventures.

	Company and Consolidated
	2019	2018	Nature	Interest rate

Lagunas - Tembok Planej. e Desenv. Imob. Ltda.	6,272	5,486	Construction	12% p.a. + IGPM
Manhattan Residencial I - OAS Empreendimentos	392	685	Construction	10% p.a. + TR
Target Offices & Mall- SPE Yogo Part. Emp. Imob. e Comasa Const.	26,752	22,238	Construction	12% p.a. + IGPM
Total receivable	33,416	28,409

Dubai Residencial - Franere, Com. Const. e Imob. Ltda.	1,025	4,787	Construction	6% p.a.
Parque Árvores - Franere, Com. Const. e Imob. Ltda.	5,372	7,877	Construction	6% p.a.
Parque Águas - Franere, Com. Const. e Imob. Ltda.	2,883	2,787	Construction	6% p.a.
Total payable	9,280	15,451	Construction

Gafisa S.A.

Notes to the financial statements --Continued

December 31, 2019

(In thousands of Brazilian Reais, except if stated otherwise)

21. Related parties--Continued

21.1.   Balances with related parties--Continued

In the year ended December 31, 2019 the recognized finance income from interest on loans amounted to R$4,195 (R$4,899 in 2018) in the Company’s  and Consolidated statement (Note 24).

The information regarding management transactions and compensation is described in Note 25.

21.2.   Endorsements, guarantees and sureties

The financial transactions of the subsidiaries are guaranteed by the endorsement or surety in proportion to the interest of the Company in the capital stock of such companies, in the amount of R$132,336 as of December 31, 2019 (R$218,344 in 2018).

22. Net operating revenue

Company

Consolidated

2019

2018

2019

2018

Gross operating revenue

Real estate development, sale, barter transactions and construction services

332,792	871,820	390,032	1,006,317

(Recognition) Reversal of allowance for expected losses and cancelled contracts (Note 5)

61,460	41,828	47,257	41,828

Taxes on sale of real estate and services

(33,663)	(81,320)	(36,824)	(87,254)

Net operating revenue

360,589	832,328	400,465	960,891
a

Gafisa S.A.

Notes to the financial statements --Continued

December 31, 2019

(In thousands of Brazilian Reais, except if stated otherwise)

23. Costs and expenses by nature

These are represented by the following:

	Company		Consolidated

2019

2018

2019

2018

Cost of real estate development and sale:
Construction cost	(169,355)	(382,483)	(199,538)	(406,156)
Land cost	(62,328)	(126,985)	(67,082)	(211,962)
Development cost	(5,526)	(24,122)	(6,227)	(28,799)
Provision for loss on realization of properties for sale (Note 6 and 8)	27,026	(59,607)	27,079	(63,145)
Capitalized financial charges (Note 12)	(29,891)	(97,436)	(38,275)	(112,904)
Maintenance / warranty	1,360	(23,203)	1,359	(23,203)
Total cost of real estate development and sale	(238,714)	(713,836)	(282,684)	(846,169)

Selling expenses:
Product marketing	(3,223)	(36,385)	(3,950)	(40,137)
Brokerage and sale commission	(2,893)	(23,899)	(4,331)	(29,659)
Customer Relationship Management (CRM) and corporate marketing	(5,790)	(12,825)	(6,473)	(14,386)
Other	(114)	(124)	(135)	(249)
Total selling expenses	(12,020)	(73,233)	(14,889)	(84,431)

General and administrative expenses:
Salaries and payroll charges	(18,143)	(26,562)	(20,650)	(33,921)
Employee benefits	(1,677)	(2,783)	(1,982)	(3,554)
Travel and utilities	(185)	(722)	(218)	(922)
Services	(13,564)	(10,971)	(16,035)	(14,011)
Rents and condominium fees	(3,217)	(4,526)	(3,803)	(5,780)
IT	(6,556)	(8,633)	(7,751)	(11,026)
Stock option plan (Note 18.3)	2,366	(1,927)	2,366	(1,927)
Reversal (Expense) of reserve for profit sharing (Note 25.iii)	(5,000)	14,750	(5,000)	14,750
Other	(978)	(573)	(1,060)	(698)
Total general and administrative expenses	(46,954)	(41,947)	(54,133)	(57,089)

Other income (expenses), net:
Expenses with lawsuits (Note 16)	(9,990)	(172,103)	(8,300)	(172,432)
Result of the transaction of acquisition of GDU Loteamentos (Note 9.1)	66,500	-	66,500	-
Gain from bargain purchase (Note 9.1)	16,592	-	16,592	-
Other (a)	6,381	(8,907)	66,979	(13,703)
Total other income (expenses), net	79,483	(181,010)	141,771	(186,135)

(a)    Amount of R$5,777 in the Company’s statements and R$66,391 in the consolidated statements related to the outcome of the arbitration decision related to venture construction contracts with partners, which was awarded on November 12, 2019 by the Arbitration Court, managed by the Center for Arbitration and Mediation of the Chamber of Commerce Brazil – Canada.

24. Finance income (expenses)

	Company		Consolidated
	2019	2018	2019	2018
Finance income
Income from financial investments	12,601	11,381	12,649	11,955
Derivative transactions (Note 20.i.b)	-	763	-	763
Finance income on loans (Note 21.i)	4,195	4,899	4,195	4,898
Other finance income	(165)	1,251	362	1,937
Total finance income	16,631	18,294	17,206	19,553

Finance expenses
Interest on funding, net of capitalization (Note 12)	(67,051)	(73,628)	(59,379)	(68,380)
Amortization of debenture cost	(2,857)	(4,224)	(2,857)	(4,224)
Banking expenses	(7,480)	(6,107)	(8,931)	(6,919)
Offered discount and other finance expenses	(5,532)	(17,603)	(5,663)	(20,551)
Total finance expenses	(82,920)	(101,562)	(76,830)	(100,074)

Gafisa S.A.

Notes to the financial statements --Continued

December 31, 2019

(In thousands of Brazilian Reais, except if stated otherwise)

25. Transactions with management and employees

(i)     Management compensation

In the years ended December 31, 2019 and 2018, the amounts recorded in the line item “General and administrative expenses” related to the compensation of the Company’s Management are as follows:

	Management compensation
Year ended December 31, 2019	Board of Directors	Executive Management	Fiscal Council

Number of members	11	5	2
Annual fixed compensation (in R$)
Salary/Fees	658	5,415	66
Direct and indirect benefits	-	10	-
Other (INSS)	142	1,083	37
Average monthly compensation (in R$)	67	542	9
Total compensation	800	6,508	104
Profit sharing (Note 25.iii)	-	-	-
Total compensation and profit sharing	800	6,508	104

	Management compensation
Year ended December 31, 2018	Board of Directors	Executive Management	Fiscal Council

Number of members	5,5	5,0	2,8
Annual fixed compensation (in R$)
Salary/Fees	1,264	3,576	183
Direct and indirect benefits	-	151	-
Other (INSS)	253	715	37
Average monthly compensation (in R$)	126	370	18
Total compensation	1,517	4,442	220
Profit sharing (Note 25.iii)	-	-	-
Total compensation and profit sharing	1,517	4,442	220

There is no amount related to expenses with option grant to current management members of the Company for the years ended December 31, 2019 and 2018.

The maximum aggregate compensation of the Company’s management members for the year 2019 was established at R$7,782 (R$23,599 in 2018), as fixed and variable compensation, as approved at the Annual Shareholders’ Meeting held on April 30, 2019.

(ii)    Sales transactions

In the years ended December 31, 2019 and December 31, 2018 no transaction of sale of units to current Management was carried out.

Gafisa S.A.

Notes to the financial statements --Continued

December 31, 2019

(In thousands of Brazilian Reais, except if stated otherwise)

25. Transactions with management and employees --Continued

(iii)   Profit sharing

The Company has a profit sharing plan that entitles its employees and management members, as well as those of its subsidiaries, to participate in the distribution of profits of the Company.

This plan is tied to the achievement of specific targets, established, agreed-upon and approved by the Board of Directors at the beginning of each year.

In the year ended December 31, 2019, the Company recorded a reversal of expense for profit sharing amounting to R$5,000 in the Company’s statements and Consolidated statement (reversal of R$14,750 in 2018) in the account “General and Administrative Expenses " (Note 23).

	Company and Consolidated
	2019	2018

Executive officers (Note 25.i)	-	-
Other employees	5,000	-
Reserve reversal	-	(14,750)
Total profit sharing	5,000	(14,750)

Profit sharing is calculated and reserved based on the achievement of the Company’s targets for the year.

As shown in the previous tables and paragraphs, the aggregate compensation of Management and Fiscal Council members of the Company is according to the limit approved at the Annual Shareholders’ Meeting held on April 27, 2018.

26. Insurance

Gafisa S.A. and its subsidiaries maintain insurance policies against engineering risk, barter guarantee, completion bond, and civil liability related to unintentional personal damages caused to third parties and material damages to tangible assets, as well as against fire hazards, lightning strikes, electrical damages, natural disasters and gas explosion. The contracted coverage is considered sufficient by management to cover possible risks involving its assets and/or responsibilities.

The liabilities covered by insurance and the respective amounts as of December 31, 2019 are as follows:

Insurance type	Coverage
Engineering risks and completion bond	943,646
Civil liability (Directors and Officers – D&O)	161,228
1,104,228

Gafisa S.A.

Notes to the financial statements --Continued

December 31, 2019

(In thousands of Brazilian Reais, except if stated otherwise)

27. Earnings (loss) per share

In accordance with CPC 41, the Company is required to report basic and diluted losses per share. The comparison data of basic and diluted earnings/losses per share is based on the weighted average number of shares outstanding for the year, and all dilutive potential shares outstanding for each reported year, respectively.

Diluted earnings per share is computed similarly to basic earnings per share except that the outstanding shares are increased to include the number of additional shares that would have been outstanding if the potential dilutive shares attributable to stock options and redeemable shares of noncontrolling interest had been issued during the respective periods, using the weighted average stock price.

The following table shows the calculation of basic and diluted earnings and losses per share. In view of the losses for the years ended December 31, 2019 and 2018, shares with dilutive potential are not considered, because the impact would be antidilutive.

	2019	2018
Basic numerator
Undistributed loss from continued operations	(13,742)	(419,526)
Undistributed loss, available for the holders of common shares	(13,742)	(419,526)

Basic denominator (in thousands of shares)
Weighted average number of shares (Note 18.1)	68,584	41,147

Basic loss per share in Reais	(0.200)	(10.196)
From continued operations	(0.200)	(10.196)

Diluted numerator
Undistributed loss from continued operations	(13,742)	(419,526)
Undistributed loss, available for the holders of common shares	(13,742)	(419,526)

Diluted denominator (in thousands of shares)
Weighted average number of shares (Note 18.1)	68,584	41,147
Stock options	447	572
Anti-dilution effect	(447)	(572)
Diluted weighted average number of shares	69,031	41,147

Diluted loss per share in Reais	(0.200)	(10.196)
From continued operations	(0.200)	(10.196)

28. Segment information

The reports used for making decisions are the consolidated financial statements, and not the analysis by operating segments.

Therefore, in line with CPC 22 – Operating Segments, the Company understands that there is no reportable segment to be disclosed in the years ended December 31, 2019 and 2018.

Gafisa S.A.

Notes to the financial statements --Continued

December 31, 2019

(In thousands of Brazilian Reais, except if stated otherwise)

29. Real estate ventures under construction – information and commitments

In compliance with Circular Letter CVM/SNC/SEP 02/2018, related to the recognition of revenue from contracts for purchase and sale of real state units not yet completed in Brazilian real estate development companies, the Company reports information on the ventures in construction as of December 31, 2019:

Consolidated
2019

Unrecognized sales revenue of units sold	439,514
Unrecognized estimated cost of units sold	(244,442)
Unrecognized estimated cost of units in inventory	(179,102)

(i) Unrecognized sales revenue of units sold
Ventures under construction:
(a) Contracted sales revenue	1,368,112
Recognized sales revenue:
Recognized revenue	973,277
Cancelled contracts – reversed revenue	(44,679)
(b) Net recognized sales revenue	928,598
Unrecognized sales revenue (a+b) (a)	439,514

(ii) Income from damages for cancelled contracts	1,933

(iii) Unrecognized sales revenue of contracts not eligible to revenue recognition	31,855

(iv) Allowance for cancelled contracts (liabilities)
Adjustments in recognized revenues	85,377
Adjustments in trade accounts receivable	42,926
Income from damages for cancelled contracts	(16,981)
Liabilities – return due to cancelled contracts	25,470

(v) Unrecognized estimated costs of units sold
Ventures under construction:
(a) Estimated cost of units	(805,216)
Incurred cost of units:
Construction cost	(591,011)
Cancelled contracts – construction costs	30,237
(b) Net incurred cost	(560,774)
Cost to be incurred of units sold (a+b) (b)	(244,442)

(iii) Unrecognized estimated cost of units in inventory
Ventures under construction:
Estimated cost of units	(535,082)
Incurred cost of units (Note 6)	355,980
Unrecognized estimated cost	(179,102)

(a)    The unrecognized sales revenue of units sold are measured by the face value of contracts, plus the contract adjustments and deducted for cancellations, not considering the effects of the levied taxes and adjustment to present value, and do not include ventures that are subject to restriction due to a suspensive clause (legal period of 180 days in which the Company can cancel a development), and therefore is not recognized in profit or loss.

(b)    The estimated cost of units sold and in inventory to be incurred do not include financial charges, which are recognized in properties for sale and profit or loss (cost of real estate sold) in proportion to the real estate units sold as they are incurred.

        As of December 31, 2019, the percentage of assets consolidated in the financial statements related to ventures included in the equity segregation structure of the development stood at 29.0% (25.1% in 2018).

Gafisa S.A.

Notes to the financial statements --Continued

December 31, 2019

(In thousands of Brazilian Reais, except if stated otherwise)

30. Additional Information on the Statement of Cash Flows

(i)   Transactions that did not affect Cash and Cash Equivalents

The Company and its subsidiaries performed the following investing and financing activities that did not affect cash and cash equivalents, which were not included in the statements of cash flows:

		Company		Consolidated
	2012	2019	2018	2019	2018

Capital contribution (reduction)		681,075	(2,215)	19,846	(2,215)
Capitalized financial charges (Note 12)		(21,179)	(18,270)	(30,358)	(35,686)
Physical barter – Land (Note 17)		(23,070)	3,537	(39,480)	38,030
		636,825	(16,948)	(49,992)	129

(ii)  Reconciliation of the asset and liability changes with the cash flows from financing activities

			Transactions affecting cash			Transactions not affecting cash
Company	2012	Opening balance 2018	Funding/ Receipt	Interest Payment	Principal Payment	Interests and inflation adjustment	Other	Closing balance 2019

Loans, financing and debentures (Notes 12 and 13)		(826,264)	(35,371)	(24,435)	200,937	(3,068)	-	(688,201)
Loans (Note 21.1)		12,958	-	-	(1,795)	12,973	-	24,136
Paid-in capital (Note 18.1)	(1.140	(2,521,319)	(404,961)	-	-	-	-	(2,926,280)
Capital reserve (Note 18.1)		(250,599)	-	-	-	-	-	(250,599)
		(3,585,224)	(440,332)	(24,435)	199,142	9,905	-	(3,840,944)

			Transactions affecting cash			Transactions not affecting cash
Consolidated	2012	Opening balance 2018	Funding/ Receipt	Interest Payment	Principal Payment	Interests and inflation adjustment	Other	Closing balance 2019

Loans, financing and debentures (Notes 12 and 13)		(889,412)	(42,978)	(22,685)	229,845	(5,448)	-	(730,678)
Loans (Note 21.1)		12,958	-	-	(1,795)	12,973	-	24,136
Paid-in capital (Note 18.1)	(1.140	(2,521,319)	(404,961)	-	-	-	-	(2,926,280)
Capital reserve (Note 18.1)		(250,599)	-				-	(250,599)
		(3,648,372)	(447,939)	(22,685)	228,050	7,525	-	(3,883,421)

31. Events after the reporting date

(i)      UPCON Merger

According to Note 1, on December 16, 2019, the Company disclosed a Material Fact whereby it informed that it entered into a non-binding Letter of Intent with UPCON Incorporadora S.A. (“UPCON”), concerning the acquisition by the Company of the totality of shares issued by UPCON. On March 2, 2020, the Companhia informed that the Administrative Council for Economic Defense (CADE) approved, without restriction, the merger of the totality of shares of UPCON into the Company. Once the required approval stages are completed, UPCON will become a wholly-owned subsidiary of Gafisa. (Note 31.(i)).

Gafisa S.A.

Notes to the financial statements --Continued

December 31, 2019

(In thousands of Brazilian Reais, except if stated otherwise)

32. Events after the reporting date --Continued

(ii)     Coronavirus – COVID-19

Until the date of disclosure of the Financial Statements, there was no impact from the outbreak of coronavirus on the Company’s operations. A Crisis Management Committee has been created that holds daily meetings and total availability for discussing and taking important disease prevention measures.

Awareness campaigns to promote actions that mitigate transmission (frequent hygiene, distancing, meeting through virtual platforms, exclusive service channel, among others) have been created. We have preventatively determined that back-office personnel work remotely, providing all employees with the required infrastructure they are able to work from home and interact with the internal team and external staff. We have implemented a series of educative and preventative measures targeted at our construction site employees, reducing the staff considered to be in the risk group. The sales operations have focused on digital interactions with prospective customers.

The  Company  will keep following the implementation of the necessary actions with the Government Authorities, Ministry of Health, and trade associations.

Thus far, there is a high volatility in the Company’s stock price traded on the stock exchange as a result of the global concern for this pandemic and its developments.

Management understands that at present, the projections used in the analysis of realization of its assets shall not suffer significant changes in the face of this event, and keeps the adopted assumptions.

(iii)    Renegotiation of liabilities

On March 26, 2020, the Company disclosed a Material Fact whereby it informed that it has completed the renegotiation of its financial liabilities with the financial institution Banco do Brasil S.A. in the total amount of R$138,355. This transaction enables the Company to extend the final maturity of such debts until June 2025 and reduce the finance cost. Also in the scope of the renegotiation, the Company started to have the time required to sell the units in inventory tied to this transaction. The completion of this renegotiation strengthens the Company’s capital structure and represents the building of closer credit relationships in the financial market.

Statement of the Executive Officers about the Financial Statements

S T A T E M E N T

The Executive Officers of Gafisa S.A., registered with the Ministry of Finance under the National Corporate Taxpayers’ Registry (CNPJ) 01.545.826/0001-07, with registered office at Avenida das Nações Unidas, 8501, 19th floor, Pinheiros, São Paulo, SP, for the purposes of Article 25 of the Brazilian Securities and Exchange Commission (CVM) instruction 480, of December 7, 2009, the following:

i) they reviewed, discussed and agreed with the opinions issued in the independent auditor’s report on the financial statements for the year ended December 31, 2019; and

i) they reviewed, discussed and agreed with the  financial statements for the year ended December 31, 2019.

São Paulo, March 26, 2020

GAFISA S.A.

Executive Management

Statement of the executive officers about the independent auditors’ report

S T A T E M E N T

The Executive Officers of Gafisa S.A., registered with the Ministry of Finance under the National Corporate Taxpayers’ Registry (CNPJ) 01.545.826/0001-07, with registered office at Avenida das Nações Unidas, 8501, 19th floor, Pinheiros, São Paulo, SP, for the purposes of Article 25 of the Brazilian Securities and Exchange Commission (CVM) instruction 480, of December 7, 2009, the following:

i) they reviewed, discussed and agreed with the opinions issued in the independent auditor’s report on the financial statements for the year ended December 31, 2019; and

i) they reviewed, discussed and agreed with the  financial statements for the year ended December 31, 2019.

São Paulo, March 26, 2020

GAFISA S.A.

Executive Management

GAFISA S.A.

CNPJ/MF 01.545.826/0001-07

NIRE 35.300.147.952

Public Company

Audit Committee’s Meeting Minutes

held on March 25, 2020

1. DATE, TIME AND VENUE: On March 25, 2020, at 11 a.m., in the city of São Paulo, state of São Paulo, at Av. Pres. Juscelino Kubitschek, 1830, cj 32, Bloco 2, Cond. Ed. São Luiz, Vila Nova Conceição, CEP: 04543-900. (Company)

2. CALL AND ATTENDANCE The totality of members of the Company’s Audit Committee are in attendance, having thus reached the quorum for declaring the meeting open and  approving matters, not requiring to call it. Also in attendance are the Planning and Control Executive Officer, Ms. Iris Rubins, the Internal Audit Manager of the Company, Mr. Carlos Gomes, the Corporate Legal Manager, Mr. Lucas Dias Trevisan, the Controllership Manager, Ms. Taimir Larissa Contro Barbosa, and the director of BKR, the Independent Audit firm, Ms. Renata Lopes.

3. RESOLUTIONS: By unanimity and without exception, the opinion of the Audit Committee members was for the recommendation to the Board of Directors of the approval of the final version of the documents related to the year ended December 31, 2019, as follows: the Management report, the Financial Statements, accompanied by the explanatory notes and the Independent Auditors’ report, who issued an opinion without exceptions. They also submit for the notice of the Board of Directors the Summary Audit Committee Report, under the terms of Art. 31-D of CVM Instruction 509/11.

5. CLOSING: With no further matters to be discussed, this minutes were drawn up, approved and signed by the Committee members who attended the meeting.

Gilberto Braga President	Lucas Dias Trevisan Secretary

Board Members of the Audit Committee in Attendance:

Gilberto Braga	Pedro Carvalho de Mello

Thomas Cornelius Azevedo Reichenheim

GAFISA S.A.

CNPJ/MF 01.545.826/0001-07

NIRE 35.300.147.952

Public Company

BOARD OF DIRECTORS’ MEETING MINUTES

HELD ON MARCH 26, 2020

1.   Date, Time and Venue: On March 26, 2010, at 11:30 a.m., at the Company’s registered office in the capital city of the state of São Paulo, at Av. Pres. Juscelino Kubitschek, 1830, cj. 32, Bloco 2, Cond. Ed. São Luiz, Vila Nova Conceição, CEP: 04543-900 and by conference call.

2.   Call and Attendance: The totality of members of the Company’s Board of Directors are in attendance, as identified below, thus having reached the quorum for declaring the meeting open and approving the matters of the agenda.

3.   Chair: Chair, Mr. Leo Julian Simpson; and Secretary, Ms. Denise dos Passos Ramos.

4.   Agenda: Discuss and deliberate about the following: 1)   Analysis and approval of the draft of the Financial Statements of the Company for the year ended December 31, 2019, presented by the Executive Officers of the Company, and the Management Proposal for purposes of submission to the approval at the Annual Shareholders’ Meeting; and 2) Discuss and deliberate about calling the Annual and Extraordinary Shareholders’ Meeting of the Company, to be held on April 30, 2020, at 9 a.m., at the Company’s registered office, for deliberating about the following agenda:

In the scope of the Annual Shareholders’ Meeting:

(i)             Approve the accounts of managers, examine, discuss and vote on the Financial Statements for the year ended December 31, 2019;

(ii)            Deliberate about the allocation of profit or loss for the year;

(iii)            Set the global compensation of management members for the year 2020; and

(iv)           Ratify the terms of office of the Board members João Antonio Lopes Filho and Denise dos Passos Ramos, arranging them to coincide with those of other board members.

In the scope of the Extraordinary Shareholders’ Meeting:

(i)             Approve the capital reduction, to incur the accumulated losses of the Company.

5.   Resolutions: The Board of Directors’ members decided, after analyzing the pertinent documents, by unanimity of those in attendance, and without any restriction, the following:

5.1.   pursuant to the provisions of Article 142, V, of Law 6,404/76 and Article 20 (m) of the Articles of Incorporation of the Company, approve the disclosure and recommend the approval at the ASM, based on the Audit Committee’s opinion and on the independent auditor’s report of the Company: (i) the management report; (ii) the Company’s Financial Statements for the year ended December 31, 2019 and the accompanying explanatory notes, and the Independent Auditor’s report, which issued an opinion without exceptions, dated March 26, 2020.

5.2.   Approve the call of the Annual and Extraordinary Shareholders’ Meeting to be held on April 30, 2020, at 9 a.m., at the registered office of the Company, for deliberating about the following Agenda:

In the scope of the Annual Shareholders’ Meeting:

(i)             Approve the accounts of managers, examine, discuss and vote on the Financial Statements for the year ended December 31, 2019;

(ii)            Deliberate about the allocation of profit or loss for the year;

(iii)            Set the global compensation of management members for the year 2020; and

(iv)           Ratify the terms of office of the Board members João Antonio Lopes Filho and Denise dos Passos Ramos, arranging them to coincide with those of other board members.

In the scope of the Extraordinary Shareholders’ Meeting:

(i)             Approve the capital reduction, to incur the accumulated losses of the Company.

5.2.1. In this sense, the Board of Directors approved the terms of the Management Proposal to be disclosed when the Annual and Extraordinary Shareholders’ Meeting are called.

6.   Closing: With no further matters to be discussed, these minutes were read, approved and signed by those in attendance. Signatures: Mr. Leo Julian Simpson (Chair), Ms. Denise dos Passos Ramos (Secretary). Board members: Leo Julian Simpson; Antonio Carlos Romanoski; Eduardo Laranjeira Jácome; João Antônio Lopes; Nelson Sequeiros Tanure, Thomas Cornelius Azevedo Reichenheim; and Denise dos Passos Ramos.

These minutes are a faithful copy of the original minutes drawn up in the Company’s records.
Denise dos Passos Ramos Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: April 3, 2020

Gafisa S.A.

By:	/s/ Ian Andrade
Name: Ian Andrade Title: Chief Financial Officer